UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes                No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNUAL REVIEW 2010 PREPARED IN
ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS

Annual Review 2010
pure
gold

The Annual Review 2010 is an integrated summary document containing salient information from the detailed, audited Annual
Financial Statements 2010 and the Sustainability Report 2010. Both of these reports are to be found on the CD attached to the inside back cover of this report.
Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls” in the annual financial statements included on the attached CD. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this suite of annual reports or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti board of directors
as at 31 December 2010
TT Mboweni
Chairman
TJ Motlatsi
Deputy Chairman
FB Arisman
Non-executive director
M Cutifani
Chief executive officer
R Gasant
Non-executive director
WA Nairn
Non-executive director
LW Nkuhlu
Non-executive director
F Ohene-Kena
Non-executive director
SM Pityana
Non-executive director
S Venkatakrishnan
Chief financial officer

P

Vision, mission and values
P2
Scope of the report
P4
Corporate profile
P6
Strategy
P10
Group overview 2010
P12
Chairman’s statement
P15
CEO’s review
P17
Review by the Chairman of the Audit and Corporate Governance Committee
P22
CFO’s report – a summary
P24
Approvals and assurances, and Secretary’s certificate
P27
Five-year summaries
P28
Scorecard 2010
P32
Review of operations
P34
Operations at a glance
P36
Ethics and governance
P38
Statement of compliance
P40
Board of directors and executive management
P44
Safety review
P46
Human rights review
P49
Human resource review
P51
Community review
P54
Environment review
P58
Mineral Resource and Ore Reserve – a summary
P64
Directors’ report
P72
Remuneration report
P77
Shareholder information
P81
Administrative information
P84
Contents
The areas of focus in this report

P

AngloGold Ashanti Annual Review 2010
Vision, mission and values
Our
vision
Our
mission
to be  the leading
mining company
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

P

Safety is our first value.
We place people first and correspondingly put the highest
priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to
ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions
and undertake to deliver on our
commitments.
We are focused on delivering results and we do what we say
we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in
which we operate will be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our
carbon efficiency and make efficient use of natural resources.
We will develop innovative solutions to mitigate environmental and climate risks.
Our
values

P

AngloGold Ashanti Annual Review 2010
Scope of the report
Scope of the report
best practice
in line with
global
Reporting
These reports and documents together communicate all
relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2010 financial year, from
1 January 2010 to 31 December 2010.
Those with whom the company seeks to communicate include:
shareholders; investors; employees and their representatives;
the communities within which AngloGold Ashanti operates; and
regional and national governments.
AngloGold Ashanti’s suite of 2010 annual reports includes:
•
Annual Financial Statements 2010
•
Mineral Resource and Ore Reserve Report 2010
•
Sustainability Report 2010
•
Annual Review 2010

P

The Annual Review 2010 is a summary of the various reports
produced and contains extracts of key information from the
Annual Financial Statements 2010, the Sustainability Report
2010 as well as the Notice of Meeting and the various proxy
forms. It has been produced for distribution to all shareholders.
In particular:
The Annual Financial Statements 2010 presents an
extensive review of the year in both web-based and printed
formats, and was prepared in accordance with: International
Financial Reporting Standards (IFRS); the South African
Companies Act, 61 of 1973 (as amended); and the Listings
Requirements of the JSE Limited (JSE). In compiling the
Annual Financial Statements 2010 and the Sustainability
Report 2010, the guidelines on integrated reporting of the King
Report on Governance for South Africa 2009 (King III) were
taken into account. This report, which includes a separate
Notice of Meeting, is submitted to the JSE in South Africa, as well as the stock exchanges in London, New York, Ghana,
Australia, Paris and Brussels. It is also furnished to the United
States Securities and Exchange Commission (SEC) on a Form
6-K. In compliance with the rules governing its listing on the
New York Stock Exchange and in accordance with the
accounting principles generally accepted in the United States,
AngloGold Ashanti prepares an annual report on Form 20-F.
The Form 20-F for the 2010 financial year must be filed with the SEC by no later than 30 June 2011.
In the Mineral Resource and Ore Reserve Report 2010,
AngloGold Ashanti's Mineral Resources and Ore Reserves are
reported in accordance with the South African Code for
Reporting of Exploration Results, Mineral Reserves and
Mineral Resources (SAMREC 2007 Edition) and the
Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC 2004).
Competent persons in terms of these codes have prepared,
reviewed and confirmed the Mineral Resources and Ore
Reserves reported. A summary of the group’s Mineral
Resource and Ore Reserve as detailed in the Mineral Resource and Ore Reserve Report 2010 is contained in both the Annual
Financial Statements 2010 and this Annual Review 2010.
The Sustainability Report 2010, Sustainable Gold, provides
an account of AngloGold Ashanti’s sustainability performance in 2010. It covers six key focus areas for 2010:
•
Improving operational safety performance;
•
Managing health impacts that arise at our operations and in
our communities;
•
Operating with respect for human rights;
•
Relationships with communities which host our operations;
•
Recognising and reporting explicitly on exploration and
closure in the life cycle of our operations; and
•
Conducting effective stewardship of the environment and of
the natural resources that we use, primarily land, water and energy.
The Sustainability Report gives context and outlines the
approach for each area. It also provides particulars of the work that has been undertaken in that area, targets that have been set and performance against these targets. Supplementary
information on our website presents more detailed disclosure on performance against relevant Global Reporting Initiative
(GRI) indicators, the sustainable development framework of
the International Council on Metals and Mining (ICMM) and the
principles of the UN Global Compact (UNGC).
A compact disc, containing the web-based versions and
downloadable pdfs of these reports, has been distributed to all shareholders together with this Annual Review 2010. Hard
copies of all these reports, which are integral to AngloGold
Ashanti’s communication programme with its shareholders,
social and business partners, may be requested from the
contacts listed at the end of this report.
Note:
•
Unless otherwise stated, $ or dollar refers to US dollars
throughout this suite of reports.
•
References to “group” and “company” are used
interchangeably in the narrative of this report, except in the financial statements of the group and company.
•
“Statement of financial position” and “balance sheet” are
used interchangeably in the narrative of this report.
•
Locations on maps are for indication purposes only.

P

AngloGold Ashanti Annual Review 2010
Corporate profile
Corporate profile
We truly cover the world
producer
A truly
global
gold
of
Headquartered in Johannesburg, South Africa, AngloGold
Ashanti has 20 operations on four continents and several
exploration programmes in both the established and new gold-
producing regions of the world.
AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold (2009: 4.60Moz),
generating $5.3bn in gold income (2009: $3.8bn). Capital
expenditure in 2010 amounted to $1,015m (2009: $1,027m).
As at 31 December 2010, AngloGold Ashanti’s Ore Reserve
totalled 71.2Moz.
Focused on returns
AngloGold Ashanti endeavours to maximise the returns
delivered to shareholders throughout the economic cycle, by
producing gold safely, responsibly and efficiently.
Our business
Exploration
The group’s exploration programme, which covers greenfield,
brownfield, and more recently, marine exploration, is
conducted either directly or in collaboration with partners.
The group’s foremost recent greenfield discovery is the La
Colosa deposit in Colombia (see map for regions of active
greenfield exploration). Brownfield exploration is conducted around existing operations. In October 2009, the group
established a joint venture to explore for marine mineral
deposits on the continental shelf. This complements
AngloGold Ashanti’s existing terrestrial exploration and
mining activities.
Operations
In addition to the six deep-level mines and one surface
operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the Americas, Australia and elsewhere on the African continent. The Tau Lekoa mine in
South Africa was sold during 2010. In addition to gold,
valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined at
certain operations.
Marketing
Once processed to the doré (unrefined gold bar) stage at
AngloGold Ashanti’s operations, this product is dispatched to various precious metal refineries where the gold is refined to a

P

Q4 2010
Fatality-free
quarter
Index of AngloGold Ashanti share price on NYSE Philadelphia Stock Exchange Gold & Silver Index
July 2008
Restructuring of hedge
book begins
20 May 2009
Issue of 3.5% convertible
bonds of $732.5m, due 2014
29 June 2009
Sale of interest in
Boddington completed
31 July 2009
Hedge book reduced by 1.4Moz
to 3.9Moz, which is less
than one year’s production
21 April 2010
$1bn, four-year revolving
credit facility secured
14 September 2010
Launch of concurrent equity and
mandatory convertible subordinated
bond offerings
7 October 2010
Hedge book eliminated
7 July 2008
Rights offer raises $1.7bn
6 May 2008
Announcement of significant
exploration results at La Colosa
21 November 2008
$1bn syndicated loan with Standard
Chartered announced
-80
-60
-40
-20
0
20
40
60
Q2 08
Q3 08
Relative share price performance
(%)
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
purity of at least 99.5%, in accordance with the standards of
‘good delivery’ as determined by the London Bullion Market
Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the
centuries, be it as an investment, a store of value, or as
jewellery. AngloGold Ashanti campaigns actively to promote
the demand for gold.
Built for purpose
Since launching its new business strategy at the end of March
2008, AngloGold Ashanti has significantly restructured its
portfolio and rebuilt its balance sheet to create the operating and financial foundation to achieve production growth from
5.4Moz to 5.6Moz by 2014. Operating cash flow has
increased markedly following the elimination of the hedge
book, as well as the implementation of Project ONE, the
business improvement intervention, and the higher gold price.
AngloGold Ashanti has also continued to invest in its industry-
leading exploration team to build on its unmatched record of new gold discoveries and to grow its world-class gold
endowment. Longer-term debt has also been introduced into
the balance sheet, thereby greatly enhancing the capacity to fund a significant project pipeline, while maintaining strict capital discipline and driving shareholder returns.
United States
52.60%
South Africa
22.54%
United Kingdom
11.73%
Ghana
2.95%
France
2.35%
Rest of Europe
2.56%
Rest of Americas
1.20%
Rest of the world
4.07%
Geographic distribution of shareholders
as at 31 December 2010

P

AngloGold Ashanti Annual Review 2010
Corporate profile
Corporate profile
We truly cover the world
United States
Cripple Creek & Victor 233,000oz
Colombia
La Colosa
Gramalote
Brazil
Serra Grande
77,000oz
AGA Mineração
338,000oz
Operations
Projects
Argentina
Cerro Vanguardia
194,000oz
Location of AngloGold Ashanti operations and major greenfield projects gold
Our primary
focus
is

P

Mali
Morila
95,000oz
Sadiola
118,000oz
Yatela
60,000oz
Guinea
Siguiri
273,000oz
Ghana
Iduapriem
185,000oz
Obuasi
317,000oz
DRC
Mongbwalu
Kibali
Namibia
Navachab
86,000oz
Tanzania
Geita
357,000oz
Australia
Sunrise Dam
396,000oz
Tropicana
South Africa
Vaal River
Great Noligwa
132,000oz
Kopanang
305,000oz
Moab Khotsong
292,000oz
Tau Lekoa
63,000oz
Surface operations
179,000oz
West Wits
Mponeng
532,000oz
Savuka
22,000oz
TauTona
259,000oz
(1)
(1)
Sold effective 1 August 2010

P

AngloGold Ashanti Annual Review 2010
Strategy
Strategy
Striving to be the
leading
mining
company
AngloGold Ashanti’s business strategy is reviewed regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment. These
evaluations allow for tactical adjustments necessary to achieve the ultimate goal of becoming “the leading mining company”.
AngloGold Ashanti has defined its strategic focus in five parts:
•
Recognise that “People are the business” – organisational
development is a strategic value driver for the group;
•
Maximise margins – manage both revenue and costs to
ensure delivery and protection of returns throughout the
economic cycle;
•
Manage the business as an asset portfolio – use capital
deployment optimisation approaches to support delivery of
return targets;
•
Grow the business – have a definite strategy for both organic growth and growth by acquisition and be opportunistic in
seeking value accretive targets; and
•
Embrace sustainability principles – understand and focus
on creating value for both business and social partners to
manage risk and opportunity.
The key components of each of the strategy points are as follows:
People are the business
AngloGold Ashanti recognises that “People are the business”
and through its:
•
Mission, defines a clear view of the organisation;
•
Vision, reflects a clear and consistent view of the
organisation’s future;
•
Values, recognises that the process used to achieve results
is as important as the results themselves;
•
Business Process Framework, defines the policy,
standards and operating framework necessary to establish
a flexible and responsive work model within which people
have the opportunity to be creative and realise their
potential; and
•
Organisational model, ensures that the right person, does
the right work, in the right way and at the right time.
Maximise margins
AngloGold Ashanti seeks to ensure sustainable value and
maximise returns by:
•
Managing revenues to ensure that full value is realised from its products by:
•   managing product sales to realise premiums for the
delivery of a superior quality product and by exploring
other value adding initiatives;
•   delivering products of a consistent quality, on time; and
•   offering exposure to spot prices.
•
Managing costs to protect margins and returns on capital
employed by:
•   applying resource development strategies to maintain
operating margins over the life cycle of the assets;
•   protecting critical margins where appropriate;
•   maintaining costs below the industry’s mean in order to
minimise risks to cash flow and returns in a volatile price
environment; and
•   optimising capital deployment by investing only in assets
and growth opportunities which offer superior returns.

P

Manage the business
Meeting commitments is a critical objective and includes:
•
ensuring safe work practices and a healthy workforce;
•
generating returns on capital of more than 15% through
the cycle;
•
meeting production and cost targets;
•
managing costs to maximise margins and return on capital
employed over the life cycle of all operations and projects;
•
maximising revenues; and
•
implementing Project ONE to standardise all operating
procedures and achieve key five-year goals. The five-year
goals agreed in 2008 were:
• a 70% reduction in accident rates;
• a 30% improvement in overall productivity (in terms of
ounces of gold produced per employee);
• a 60% reduction in reportable environmental incidents;
• a 20% increase in gold production;
• a 25% reduction in real IFRS total cash costs per ounce; and
• to deliver an average return on capital of above 15%.
Given the progress achieved to date, the board reviewed
and amended the following key five-year goals in late 2010
for the period 2011-2015 as follows:
•
Safety – an all injury frequency rate of less than 9 per million hours worked by 2015;
•
Productivity – 20% improvement in oz/TEC by 2015;
•
Environment – 30% reduction in reportable incidents
by 2015;
•
Production (attributable ounces produced) – between
5.4Moz and 5.6Moz, an improvement of 20% on base;
•
Total cash cost per ounce – a 20% improvement in real unit
costs by 2015 (adjusted for mining inflation); and
•
Return on shareholders’ equity (%) – 15% through the cycle
to 2015.
Manage the business as an asset portfolio
AngloGold Ashanti regularly reviews and ranks each asset and project as part of its annual business planning process. This ranking is both absolute and relative to its peer group, with the aim of:
•
ensuring that individual assets and projects meet or exceed
specified risk-adjusted rates of return;
•
identifying the strengths and weaknesses of the portfolio,
with particular focus on portfolio risk;
•
implementing strategies to identify optimal orebody
capability;
•
applying methods and design to ensure optimal operating
performance;
•
ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods
associated with each asset;
•
optimising returns from existing assets and growth
opportunities; and
•
selling those assets that no longer meet the company’s
criteria at attractive valuations.
Grow the business
AngloGold Ashanti seeks to further enhance shareholder value through:
•
Exploration – leveraging its asset portfolio and landholdings through greenfield and brownfield exploration and
development while targeting new opportunities;
•
Brownfield development – the development portfolio
comprises board approved projects including: the Tropicana
gold project in Australia; the Córrego do Sítio and Lamego
projects in Brazil; the Mine Life Extension project at Cripple
Creek & Victor in the United States; the Ventersdorp Contact
Reef project at the Mponeng mine in South Africa; and
others undergoing feasibility studies in Argentina, Brazil,
Colombia, the Democratic Republic of the Congo, Mali,
Namibia, South Africa and the United States;
•
New projects – by promoting organic growth and
leveraging current positions;
•
Mergers and acquisitions – by selectively pursuing value
accretive merger and acquisition opportunities; and
•
Logical incrementalism – by maximising the value of other
commodities within an existing and developing asset portfolio.
Embrace sustainability principles
AngloGold Ashanti seeks to embrace sustainability principles to create business and social partnerships based on mutual
value creation. This approach includes:
•
Safety and health – ensuring that commitment to the welfare
of people remains the company’s most important value;
•
Environment – by managing the impact on the environment,
meeting commitments made to host communities and
ensuring AngloGold Ashanti is the preferred development
partner for mining projects;
•
Community relations – establishing relationships and
developing strategies that support the creation of unique
value for various community partners;
•
Institutional relations – working through the respective
government and other local institutions, while respecting the values and traditions of each jurisdiction; and
•
Political relationships – managing relationships in a
manner consistent with the company’s values.

P

AngloGold Ashanti Annual Review 2010
Group overview 2010
Group overview 2010
Key features 2010
•
All injury frequency rate improved by 11%
to 11.50 per million hours worked;
•
Launch of Safety Transformation Project in
May 2010;
•
Record adjusted headline earnings* of
$787m, a result of improved margins due
to higher received prices;
•
Production of 4.52Moz at a total cash
cost of $638/oz, within exchange-rate
adjusted guidance;
•
Geita, Cripple Creek & Victor and South
Africa turnarounds successfully executed;
•
Complete elimination of the hedge book,
thus providing full exposure to the
prevailing gold spot price;
•
Secured international investment grade
credit ratings;
•
Introduction of long-term tenor to the
statement of financial position with rated
bonds maturing in 10 and 30 years and
mandatory convertible bonds due in 2013;
•
A full year dividend of 145 South African
cents per share (approximately 20 US
cents per share), 12% higher than the
previous year;
•
Continued implementation of the Voluntary
Principles on Security and Human Rights
(VPSHR) – 88% of security personnel
trained in VPSHR principles; and
•
47% reduction in the number of reportable
environmental incidents.
06
07
08
All injury frequency rate
(per million hours worked)
20.95
16.66
22.83
09
10
12.88
11.50
06
07
08
Gold production
(000oz)
09
10
5,477
4,982
5,635
4,599
4,515
4,515
000oz
11.50
per million
hours worked
* Excluding the impact of accelerated hedge buy-backs

P

06
07
08
Cash flow from operating activities*
($m)
09
10
866
584
1,106
1,299
1,669
* Excludes hedge buy-back costs
06
07
08
Market capitalisation
($bn)
09
10
11.9
9.8
13.2
14.6
18.8
$18.8
bn
$1,669
m
Group overview 2010 – key data
2010
2009
% change
Gold produced
(000oz)
4,515
4,599
(2)
Average gold spot price
($/oz)
1,227
974
26
Average received gold price
($/oz)
561
751
(25)
Average received gold price excluding hedge buy-back costs
(1)
($/oz)
1,159
925
25
Total cash costs
($/oz)
638
514
24
Total production costs
($/oz)
816
646
26
Ore Reserve
(2)
(Moz)
71
71
1
Revenue
($m)
5,514
3,916
41
Gold income
($m)
5,334
3,768
42
Adjusted headline loss
(3)
($m)
(1,758)
(50)
3,416
Adjusted headline earnings excluding hedge buy-back costs
($m)
787
708
11
Adjusted headline earnings excluding hedge buy-back costs
(US cents/share)
212
196
8
Dividends per ordinary share
(SA cents/share)
145
130
12
Average exchange rate
(R/$)
7.30
8.39
(13)
Exchange rate at year-end
(R/$)
6.57
7.44
(12)
Share price at year-end:
JSE
(R/share)
326.90
306.29
7
NYSE
($/share)
49.23
40.18
23
Market capitalisation at year-end
($m)
18,767
14,555
29
Note:
(1)
Average received gold price during 2010 excluding the effects of hedge buy-back costs at $1,159/oz is 25% higher than 2009, 5.5% discount to the spot gold price and better than the guidance of 8% to 10%.
(2)
After adjusting for the Tau Lekoa sale, Ore Reserve increased by 1% from 70.6Moz to 71.2Moz.
(3)
Headline loss adjusted for unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible and mandatory convertible bonds, adjustments to other commodity contracts and deferred tax thereon.

P

AngloGold Ashanti Annual Review 2010
Group overview 2010
Group overview 2010
Our sustainability performance in 2010
2010
2009
2008
Operational safety
Number of fatalities
15
15
(1)
14
All injury frequency rate (AIFR)
(2)
11.50
12.88
16.66
Employee and community health
(3)
New cases of silicosis
459
409
442
Incidence of compensable noise-induced hearing loss (NIHL) (per 100 employees)
2.00
2.36
2.60
Incidence of malaria (per 100 employees)
25
37
42
Percentage of relevant employees provided with anti-retroviral therapy (ART)
75%
87%
76%
Human rights
Incidents under the Voluntary Principles on Security and Human Rights (VPSHR)
2
1
3
Allegations under the VPSHR
6
4
6
Percentage of security personnel trained in the VPSHR
88%
86%
75%
(4)
Communities
Economic value generated ($m)
5,620
4,059
(1)
3,800
Payments to government ($000)
844,321
644,252
534,549
Community investment ($000)
16,080
10,881
8,441
Environmental and natural resource stewardship
Energy usage (Million GJ)
30.6
29.8
(1)
29.4
Greenhouse gas emissions (Mt CO2e)
4.70
4.61
(1)
4.55
Water usage (ML)
54,664
55,138
53,617
Number of reportable environmental incidents
27
51
(1)
55
Number (percentage) of relevant sites with full Cyanide Code certification
(5)
15 (79%)
12 (63%)
8 (42%)
(1)
Figures have been restated – refer to the relevant section of the Sustainability Report 2010 or the related online supplementary informantion for an explanation of the restatement.
(2)
The total number of injuries and fatalities per million hours worked.
(3)
Data on silicosis, NIHL and ART apply to South Africa only, although small numbers of employees receive ART in other countries. Data on malaria applies to Ghana, Tanzania, Guinea and Mali only.
(4)
Estimated data.
(5)
Cyanide is used at 19 of AngloGold Ashanti’s operations.
08
09
10
Malaria incidence in affected
countries
(per 100 employees)
37
25
42
25
per 100 employees
08
09
10
% of security personnel
trained in VPSHR
86
88
75
88
%

P

Chairman’s statement
It is my pleasure and privilege to address to you my first
chairman’s statement since taking office during 2010.
When I was approached for discussion about the position,
there were two matters about which I felt I had to satisfy
myself. The first one was that I wanted to see the company
showing, practically, that they were serious about curbing
injuries and deaths in mine accidents. The second was their
intention in relation to the closing out of the hedge book.
On the first, I was very pleased to be assured that, led by Mark
Cutifani, the executives at AngloGold Ashanti work very hard at ensuring that safety is indeed our first priority. The improvement in the fatal accident rate of close to 70% since 2007, is
evidence of these efforts. Yet we are aware that the rate of improvement has slowed somewhat in recent years, and we
look forward to the next step change on the way to achieving our goal of making employee fatalities a thing of the past.
I would like to convey my and the company’s condolences to
the families and friends of the fifteen employees who died in mining accidents during the course of 2010, and give my
assurances to them, and to all employees and their loved
ones, that safety is a priority that will remain in place.
On the matter of the hedge book, the wish became reality
within just a few months. During October, we were able to
announce the achievement of that goal, opening up to
shareholders the benefits of full exposure to the spot gold price.
That occurred shortly after two leading credit rating
agencies affirmed the company’s international investment
grade credit ratings.
The unhedged position and strong balance sheet leave the
company extremely well placed to pursue our substantial
project pipeline, assisted further by a gold price that appears likely, at the very least, to sustain itself within the range experienced in the year under review.
Continuing uncertainty about the prospects for economic
recovery in the US, Europe and Japan, and the fiscal measures implemented to mitigate the economic difficulties, have
underpinned the role of gold as an investment commodity, and hence the gold price rise of the past two years or so.
Notwithstanding the higher gold price, fabrication demand for gold grew by 13.4% in 2010, though admittedly off a relatively low base. Most of the growth was thanks to increased
demand for gold jewellery in India and, to a lesser extent,
China. In both markets AngloGold Ashanti expends much
energy in gold marketing activities.
Podcast available at www.aga-reports.com/10/podcasts.htm
Tito Mboweni discusses his thoughts on the
way forward for AngloGold Ashanti
A company with
to excellence
committed
vision,

P

AngloGold Ashanti Annual Review 2010
Chairman’s statement
However, it is not the bullish gold market that distinguishes this company. What has encouraged me the most in my short time
on the board of AngloGold Ashanti is the company’s vision and commitment to excellence. The elimination of the 11.3Moz gold hedge since 2008, during a period of unprecedented
international economic and financial distress, is, in my view, but one illustration of these attributes.
Equally illuminating are the methodical efforts incorporated in
Project ONE to enhance efficiencies at our operations and
throughout the business. Particularly pleasing is the turnaround at the Geita Gold Mine in Tanzania, while notable progress has also been made at the Mponeng Plant in South Africa and the
South American operations.
It is important to emphasise the holistic nature of Project ONE.
In addition to operating efficiencies, it incorporates a range of targets related to both our people and sustainability issues, such as safety and environmental management, all of which are key components of AngloGold Ashanti’s strategic drive.
As a mining company committed to responsible corporate
citizenship, operating around the world is becoming
increasingly complex. From government attempts to impose
punitive taxes in Australia to the instability prior to the welcome advent of democracy in Guinea, AngloGold Ashanti has been
challenged to play a responsible role.
The value of high-quality social dialogue is best illustrated in
South Africa, where the Mining Charter was reviewed during
the course of the year and a new version published in
September. This compact between government, business and
labour seeks to set out processes and targets aimed at
gradually eliminating the country’s and the industry’s apartheid legacy without damaging the industry’s competitiveness. We
are of the view that the outcome effectively achieved these
dual goals.
As was the case with the initial 2004 charter, AngloGold
Ashanti again played an important role in this achievement
through our CEO Mark Cutifani’s senior leadership position in the South African Chamber of Mines.
As a mining company, we have an obligation to the societies in which we operate to ensure, as our values state, that they are better off for our having been there. Naturally mining, as with all economic activity, will have an impact on the social and physical environment. Not all of that will be immediately
positive. However, AngloGold Ashanti is committed to
ensuring that, on balance, the positive consequences
significantly outweigh the negative. We accept, further, that our responsibility as a good corporate citizen is not only to ensure that that is the case, but also to be open and responsive to those who would want to express their concerns. The board
will continue to encourage the executive to sharpen its focus in this regard.
I would like to thank my fellow board members, management
and staff at AngloGold Ashanti for all they have done to
welcome me to the company and for the support given to me
in exercising my responsibilities as chairman.
I would like to welcome Rhidwaan Gasant, who joined the
board in August, bringing in additional financial expertise and experience in the resources sector. The wisdom in appointing him is already apparent. We also welcome Fred Ohene-Kena
who brings his extensive knowledge of the Ghanaian society,
and its mining sector in particular.
I would like to pay tribute to my predecessor Russell Edey.
During Russell’s tenure, AngloGold Ashanti was transformed
from a leading South African corporation into a leading
international one. I can only hope to be able to emulate the wisdom he showed in so doing.
Finally, James Motlatsi announced his retirement from the
board, with effect from 17 February 2011. As one of the original directors of AngloGold Ashanti when it was formed in 1998,
James provided both continuity and critical leadership during the changing times and has served all AngloGold Ashanti
stakeholders with great distinction. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, and indeed on my own behalf, I extend our
thanks and best wishes to James for the future. Rea leboga
Ntate! (Thank you, Sir).
The board will, in the coming months, be taking action to
replace the expertise lost and, generally, work towards building an even better balance of knowledge, experience and skill.
TT Mboweni
Chairman
11 March 2011
Chairman’s statement

P

CEO’s review
In putting pen to paper to share with you my thoughts on
2010, I must first make a very simple observation. The
elimination of the hedge book, the rebuilding of our financial foundations through the reconstruction of the balance sheet, and the progress on improving operational performance all
point to 2010 being a landmark year for AngloGold Ashanti.
Combined with a steadily strengthening market and price for
our product, we see a bright future for the company, our
shareholders, our employees and all our business partners.
Gold chalked up its 10th consecutive annual increase in 2010 as investors looked for a safe haven from countless economic disruptions and potential dislocations across the globe.
The second major round of quantitative easing began in the US as the Federal Reserve used an already-extended balance
sheet to kick start meaningful growth in the economy, raising renewed concern over the long-term health of the dollar and
the rising spectre of inflation. Japan moved aggressively to devalue its currency in order to fan demand for its exports and revive a flagging economy.
A booming economy in China brought the threat of runaway
consumer price increases ever closer. In Europe, intensifying sovereign debt concerns deepened economic and political fault lines between euro members, raising doubts over the future of the common currency. A conflagration on the Korean peninsula once again threatened to tip the region into crisis. Against this heightened risk backdrop it was hardly surprising that gold
reached a high for the year of $1,431/oz in early December.
Notwithstanding the strong price rally, consumer demand
increased, with the world jewellery sector rising an estimated
16% in 2010.
All the while, there remained a dearth of large, new discoveries to replace gold production. Depletion of the world’s major
orebodies continued, cost pressures mounted as currencies of
Being
unhedged,
we can better leverage
a rising
gold price
Podcast available at www.aga-reports.com/10/podcasts.htm
Mark Cutifani discusses his views on the
outlook for AngloGold Ashanti

P

AngloGold Ashanti Annual Review 2010
CEO’s review
CEO’s review
commodity producing nations strengthened against the dollar, and higher labour costs and metal prices spurred input costs of everything from power to drill steels, reagents and grinding media. Despite a decade of higher prices, the supply response from the gold industry remained muted. It has perhaps never
been clearer that, with the average, all-inclusive cost of
production for the industry at more than $1,000/oz, the
fundamentals remain supportive of the gold price. Once the
gloomy and somewhat uncertain macroeconomic picture is
factored in, it is our view that the gold price remains well supported, with a bias to the upside.
It was in this context that your board took the decision in
September to eliminate the hedge book, once and for all
ending the forced sale of our production at discounts to
market prices. This was made possible by the reconstruction
of the company’s balance sheet over the past two years.
Investment grade debt ratings awarded in April by both
Moody’s and S&P paved the way for the issue of $700m,
10-year bonds and $300m, 30-year bonds, the latter being a
first for a South African corporate. A syndicate of 16 banks also provided a renewed, four-year revolving credit facility.
With that balance sheet structure in place, the difficult call was made in September to issue new equity and a
mandatory convertible bond, together totalling almost
$1.6bn, to provide the final financing – over and above cash and existing debt of about $1bn – to eliminate the remaining
3.0Moz of gold committed under hedge contracts.
The final hedge contract was eliminated on 7 October, not
only achieving a key strategic objective but also enhancing
cash flow generation capacity and AngloGold Ashanti’s ability to finance an unmatched slate of growth projects across our
global operations and development portfolio.
Now the hard work really begins, to consistently achieve our goal of earning a return of at least 15% on invested capital, throughout the investment and commodity price cycles. Our
teams worked diligently during the year to set the foundation for growth and improved operating performance across our
global suite of 20 gold-producing assets.
Project ONE, the change model designed to modernise and
improve operating practices and reduce volatility across the business, thereby increasing productivity, while at the same time better clarifying role accountability, was implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. All in all,
145 employees are engaged full-time in ensuring that this
revolutionary operating framework is embedded across the
business to achieve an ambitious set of safety, environmental, operating and financial targets. While this is undoubtedly a time-consuming and complex endeavour, our collective
commitment to Project ONE deepened further during the year
as we saw significant successes achieved at the Mponeng
plant, at Geita and also the South American operations.
The early roll-out at the more complex and labour intensive
South African underground mines also yielded positive early
results and showed the benefit to be gleaned from
increasing the focus on planning and organisation and
ensuring that the right person does the right job, at the right time, in the right way.
In line with my commitment made in 2009, we cemented the
hard won improvements in Brazil and Argentina, which now
boast the company’s lowest-cost assets. Crucially, AGA
Mineração and Cerro Vanguardia both have exciting – and
board approved – growth prospects ahead of them. At
Cripple Creek & Victor, in the US, the much needed operating turnaround was flawlessly executed by the team, who are
now looking to further production expansions with the
installation of a high-grade milling circuit.
The Americas region, a strong business in its own right under
Ron Largent’s leadership, now has plans in place to grow
production over the next five years from the 842,000oz
achieved in 2010, to around 1.2Moz by 2013. In addition,
exploration drilling restarted at La Colosa, in Colombia, after a hiatus of more than two years due to permitting constraints, and prefeasibility work commenced at the Gramalote joint
venture, raising the prospect of significant additional growth over the medium term from the world’s most prospective new
goldfield. We will continue to be cautious and diligent in
moving ahead in Colombia, where we have an enviable
position in the world’s most exciting new gold district, at an entry cost of almost zero, once the proceeds from farm-ins,
joint ventures, asset sales and spin-offs are taken into account.

P

In Continental Africa, Geita was clearly the standout, closing the chapter on a difficult four-year period in which it missed operating targets. Compared to the 272,000oz achieved at
the end of 2009, this asset delivered 357,000oz from the plant in 2010 and is set to produce 500,000oz in 2011, returning
this mine to its rightful place near the top of the production pecking order. Unit costs, meanwhile, have almost halved
from their peak as significant improvements were made to
plant availability and the fleet was reduced from 48 trucks in
2009 to 34 trucks in 2010, while the quantity of ore
transported increased.
With Guinea emerging tentatively from a successful election, the scope to realise the potential from Siguiri’s world-class orebody is now potentially enhanced and work is under way to investigate the best possible ways of delivering on this growth potential. In the Democratic Republic of the Congo (DRC), work continued in parallel to complete the feasibility studies on the
Mongbwalu and Kibali projects, the latter with our partner
Randgold Resources. In both cases, our emphasis is on
bringing our technical and planning expertise to bear on these projects to ensure they are completed safely, on time, within budget and in line with their envisaged operating parameters.
The DRC is poised to be a significant contributor to our
production profile beyond 2014, with expansion potentially
providing valuable optionality given the geological endowment of the country’s northeastern region. Mali, one of our more
mature operating regions in Africa, continues to generate
significant cash flow and we are working closely with IAMGold, our partner at Sadiola, to formulate the final plan needed to tap the promising deep sulphide Mineral Resource as well as
extensions to the shallower oxide ore.
Ghana remains the biggest challenge for the Continental Africa region. Decisions were taken during the first half of the year to suspend both operations in order to affect sustainable and
long-lasting solutions to water-balance issues which, in
Obuasi’s case, follow almost a century of intensive mining
across a vast footprint. While this had a significant impact on production, it reinforced our commitment to ensuring
environmentally responsible mining and to improving our
performance in this regard in all jurisdictions. There remains work to do, particularly at Obuasi, where the operation was
also dogged by operating problems, most notably ore-pass
hang-ups and below-par development rates.
Following our success at Geita, a senior, multi-disciplinary team led by Richard Duffy and supported by myself and Tony O’Neill, our Executive Vice President of Technical and Business
Development, has been appointed to design and execute a
strategy that will ensure that this gold orebody, undoubtedly one of the world’s largest at almost 30Moz, performs to its full potential. This is a key challenge for the year ahead.
In Australia, Sunrise Dam delivered another solid performance, although it’s worth pointing out that the cash cost line of
$957/oz is distorted by the $259/oz non-cash, deferred-
stripping charge. This is simply an accounting entry and
obscures the significant cash generation ability of this mine.
The transition to underground ore continued during 2010, as
did work to understand the true nature and extent of the
orebody. This has prompted a decision to test the potential
during 2011 for a bulk-cave operation to more efficiently
extract underground ore over an extended life of mine.
We also passed a significant milestone in 2010 with the
approval in November of the development of the Tropicana
gold deposit in Western Australia. This is not only a virgin discovery by AngloGold Ashanti’s own exploration team in a
large, untouched new gold belt, but also the first true
greenfield project undertaken by the company in more than a
decade. What’s more encouraging to us is that an extensive
exploration campaign along the Tropicana belt, which
extends along a strike of some 600km, is yielding good
results. I’m confident that the original scope of this project, which calls for total production of 330,000oz to 350,000oz a year over 10 years, is only the beginning of the productive life of this district and that strong production levels anticipated in the initial three years of the mine’s life, will be sustained as new Mineral Resources are discovered by our world-class
exploration team.
At the beginning of 2010, the South Africa region was the
source of significant concern. Safety stoppages were the
hallmark of 2009’s performance as severe disruptions were
caused by our own decision to halt certain operations in order to improve operating conditions and by government-enforced

P

AngloGold Ashanti Annual Review 2010
CEO’s review
CEO’s review
Section 54 stoppages. This was compounded by a lack of
flexibility on key assets. While we saw production take a hit at key operations, rising power and labour costs threatened a
damaging margin squeeze.
As I write this review, the situation is much improved.
Following his appointment as Executive Vice President: South
Africa, in February, Robbie Lazare set about making the
crucial changes required to improve safety and ensure these
large, deep mines return to their cash generation potential.
His `three-horizon’ strategy – to rapidly improve safety,
production and costs, to optimise the configuration of the
assets, and to design a far-reaching technology innovation
plan to ensure their long-term survival – has already yielded impressive results.
Excluding Tau Lekoa, which was sold to Simmer and Jack
during the year, production from South Africa was largely
unchanged, while the cost increase (in US dollar terms) was
contained at 31% to $586/oz, despite a 26% power-price
hike, a near double-digit payroll increase, the impact of input inflation across all consumables and significant strengthening of operating currencies throughout the year. A look behind
these impressive results shows increases across key
production metrics.
New management appointments have energised operating
teams and the renewed focus on planning, following the
enthusiastic embrace of Project ONE, promises further
improvements going forward.
Robbie has also spearheaded the formation of The
Technological Innovation Consortium to investigate ways to
tap the deeper reaches of the extensive Witwatersrand
orebody in a safe and profitable way. This is an ambitious
endeavour that some have likened to the Manhattan Project,
for the sheer quality and breadth of the global expertise
harnessed to achieve a single goal. This project has potentially far-reaching benefits and brings together an unparalleled
group of the world’s finest innovators who are – at the time this report is distributed – already a year into finding a resolution to the ultra-deep mining conundrum: to safely and profitably mine what remains the world’s largest and most consistent gold
resource. The group includes a range of universities, research institutes and industrial luminaries such as General Electric,
3M, Atlas Copco, Bateman, Sandvik, SNC-Lavalin and many
more. This is not simply a vague, conceptual study, but a hard-
nosed commercial endeavour that could put AngloGold
Ashanti far ahead of its rivals in pioneering real intellectual property to unlock untold mineral wealth at depth, across the world. We will keep you updated as this project progresses.
While we’re studying all the angles to ensure a profitable long-
term future for South Africa’s deep mines, our attention will also be focused on some near-term objectives in 2011. Chief
among these will be navigating the next round of biennial
wage talks with South Africa’s labour unions. It is not merely lip service to say that we view organised labour as a partner in building our business in South Africa. While the National
Union of Mineworkers and others representing miners,
artisans and tradesman in South Africa have proved their
mettle over several years as tough negotiators, they have also shown time and again that they are a responsible partner
which does not take lightly any decision to disrupt production.
We will enter this round of negotiations with a mandate to
pursue open and frank dialogue and to reach a fair agreement that benefits all sides and ensures a healthy and sustainable industry for all stakeholders.
Turning to the nationalisation debate in South Africa, we are comforted by the fact that the government is well aware of the negative consequences that would follow nationalisation of
South Africa’s mines, a view unequivocally expressed by
senior leaders of the governing African National Congress on several occasions. The government has also shown itself to
be sensitive to the negative impact this debate has on the
perceptions of some investors less familiar with the robust
nature of South African political discourse. Nonetheless,
AngloGold Ashanti looks forward to this discussion reaching a conclusion as soon as possible to further improve South
Africa’s overall investment climate.
Podcast available at www.aga-reports.com/10/podcasts.htm
Mark Cutifani discusses his views on
sustainability strategy at AngloGold
Ashanti

P

It is with deep sadness that I reflect on the tragic deaths of
15 of our colleagues in accidents at our operations during the year. One fatality in the workplace is one too many and each one of these is keenly felt by every member of this
organisation. We are working hard to bring the behavioural and technical changes to all levels of work that we undertake every day to improve this safety performance. While safety
performance suffered during the second and third quarters, a fatality-free fourth quarter showed what we are capable of. The long-term trends also provide sight of how far we’ve come. All told, the all injury frequency rate improved by 11% from 2009 and by 49% since 2006. An encouraging performance, but I
firmly believe there remains much room for improvement.
Achieving that remains our primary operational aim as Project
ONE – with its attendant focus on detailed planning and
execution of work – translates to improved safety.
So, with the financial foundation laid and the engine room
starting to work toward its potential (though with much room for improvement), the third leg of our strategy is aimed at
ensuring the long-term future of this company through a world-
beating exploration effort. This is a team that made virgin
discoveries in Colombia, the Tropicana belt in Australia and the
DRC; successes we are confident of repeating. Following the
consolidation of our global footprint in 2009, 2010 was the
year for moving this effort forward.
Drilling resumed in Colombia, accelerated in the DRC and
Australia, and was initiated in new areas in which AngloGold
Ashanti once again has first-mover advantage and the
potential to dominate. These include the Solomon Islands, the extensive Cornelia Range in the northwest of West Australia, the Middle East and North Africa, Gabon and Baffin Island, in
Canada’s Arctic.
We will continue to invest heavily in exploration to add to our resource inventory at a fraction of the cost that many of our rivals – faced with a dearth of growth opportunities – are
forced to pay in acquiring new ounces. In fact, the last three years has seen AngloGold Ashanti add roughly 40Moz at
about $600m, through exploration and targeted, value-
adding strategic acquisitions.
Our strategic focus on value has positioned AngloGold Ashanti with a range of development opportunities that will deliver real returns to our shareholders. The options we have created,
working through our “value lens”, will ensure we are not forced to jeopardise our capital base by overpaying for assets in order to ensure a sustainable future. With the hedge book now well and truly behind us, we will remain focused on adding
profitable ounces to our production base and to our resource inventory. As ever, capital discipline will be the watchword as we drive toward real returns while growing our company. I am pleased to note that we achieved a return on net capital
employed of 16% in 2010, sharply up from our single-digit
returns of just two years ago.
Production in 2011 is forecast at between 4.55Moz and
4.75Moz, at a total cash cost ranging from $660/oz to
$685/oz
(1)
. As we push toward our medium-term growth
objectives, capital expenditure is estimated to be between
$1.5bn and $1.6bn for the year.
Importantly, during 2010, we reviewed and updated our Code
of Business Principles and Ethics (Our Code). I launched Our
Code on 25 November 2010, along with the chairman of the
Audit and Corporate Governance Committee. The roll-out of
Our Code, which commenced during 2010, has an 18-month
implementation and training plan across the group’s
operations globally.
Lastly, I would like to once again thank my colleagues at
AngloGold Ashanti. At every level, they are driven and hard
working, and have shown a single-minded focus to create
the world’s leading mining company. I’m grateful for this effort and look forward to 2011 as a year in which we return to
growth and redouble our focus on driving shareholder value
and improved safety, in order to realise the great potential of
AngloGold Ashanti.
Mark Cutifani
Chief executive officer
11 March 2011
(1)
Based on the following assumptions: average exchange rates against the
US dollar of R7.11 for the South African rand, 1.70 for the Brazilian real,
0.98 for the Australian dollar and 4.12 for the Argentinean peso. Oil is at
$95 per barrel.

P

AngloGold Ashanti Annual Review 2010
Review by the Chairman of the Audit and Corporate Governance Committee
Review by the Chairman of the Audit and
Corporate Governance Committee
AngloGold Ashanti is committed to best practice in
corporate governance, ensuring compliance with legislation,
regulations and requirements in the jurisdictions in which the company operates and adhering to the principles of
sustainable business.
The Audit and Corporate Governance Committee of
AngloGold Ashanti is tasked with ensuring effective
governance and international best practice as directed by the committee’s terms of reference, which is reviewed on an
annual basis.
The company is committed to ensuring that changes in
legislation and best practice are embraced. Following the
launch of the South African Code on Corporate Governance
2009 (King III) on 1 March 2010, a detailed analysis of the
extent to which the company’s governance practices meet
these requirements was completed. Where compliance with
the recommendations is not being met to the extent required, processes and time frames have been agreed for full
compliance and in those instances where the company will not comply, for practical reasons, disclosure of such non-
compliance is disclosed in this report.
Briefly, since the implementation of King III, the company, as overseen by the Audit and Corporate Governance Committee,
has, amongst others:
•
addressed the composition of the Audit and Corporate
Governance Committee, which now consists of only
independent non-executive directors. The chairman of the
board is not a member of this committee;
•
had the election of the members of the committee approved
by shareholders at the Annual General meeting held in May
2010. The election of the members of the committee will be
put before the shareholders annually;
•
established a separate committee dealing with issues
pertaining to risk and information technology governance,
the Risk and Information Integrity Committee, which is now
functional, and had approved its terms of reference by the
board of AngloGold Ashanti;
•
reviewed and revamped the company’s ethics policy and
launched the Code of Business Principles and Ethics (Our
Code) on 26 October 2010. Roll-out of and training in Our
Code commenced in November 2010 and will continue
throughout the organisation over an 18-month period. Our
Code is a public statement of how AngloGold Ashanti does
Aligning our
with
King III
governance

P

business. It clarifies the expectations and accountabilities for the conduct of AngloGold Ashanti’s business;
•
moved towards integrating sustainability with the annual
report;
•
implemented procedures towards combined assurance with
full compliance by 2011 year-end;
•
reviewed and approved the plans for both internal and
external audits; and
•
implemented the performance review of the Head of Internal
Audit by the Audit and Corporate Governance Committee.
2010 suite of annual reports
The committee has:
•
reviewed and discussed the audited Annual Financial
Statements as included in the CD distributed with this
document with the external auditors, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer;
•
reviewed significant adjustments resulting from external audit queries and approved any unadjusted audit differences;
•
received and considered reports from the internal
auditors; and
•
reviewed the contents of the Annual Review to be posted
to shareholders.
In addition the committee evaluated:
•
the capacity and performance of the financial management
team;
•
the independence and performance of the Internal Audit;
and
•
the independence of the external auditors and were satisfied that they were independent.
The committee concurs with and accepts the external auditors’
report on the annual financial statements and has recommended the approval thereof to the board. The board has subsequently approved the financial statements, which will be open for
discussion at the forthcoming annual general meeting.
In addition, the committee has:
•
reviewed the separately prepared Sustainability Report; and
•
reviewed the separately prepared Mineral Resource and
Ore Reserve Report.
The committee has taken all actions necessary to ensure the
accuracy of the information and after due consideration
recommended the approval of both the Sustainability Report and the Mineral Resource and Ore Reserve Report to the board. The board has subsequently approved these documents, which are
available in hard copy format on request from the contact
persons as detailed on page 84 or electronically from the
company’s website at www.anglogoldashanti.com.
Further to overseeing the publication of the above reports, the
Audit and Corporate Governance Committee reviews and
recommends the following reports, prepared in accordance
with US GAAP, to the board for approval as well as for
submission to the United States Securities and Exchange
Commission (SEC):
•
the annual report on Form 20-F. The 2010 annual report on
Form 20-F will be filed with the SEC by no later than 30 June
2011; and
•
the Form 6-K quarterly reports.
The company is putting in place the processes necessary to
ensure that an integrated report will be available for distribution to shareholders for the 2011 financial year.
Prof. L W Nkuhlu
Chairman: Audit and Corporate Governance Committee
11 March 2011

P

AngloGold Ashanti Annual Review 2010
CFO's report – a summary
CFO's report
– a summary
Executive summary
The financial objectives for 2010 as included in the 2009 CFO’s report were:
•
maximising margins and cash generation in the business;
•
continuing with opportunistic reductions to the hedge
book to further improve participation in a gold price rally; and
•
introducing more tenor into the statement of financial
position whilst refinancing the group’s $1.15bn revolving
credit facility before December 2010.
We are pleased to report that all three of the above financial objectives were successfully met in 2010, thereby ensuring
that AngloGold Ashanti finished the year 2010 in a stronger
financial position.
First, starting with maximising margins and cash generation
in the business - stronger gold prices, (albeit partially mitigated by cost pressures and stronger local currencies), steady
production performance, greater exposure to spot prices,
elimination of the hedge-book during the last quarter of 2010 and a lower than anticipated capital spend, helped us deliver on this objective. The operating cash flow (a measure to show funds available to meet capital expenditure, financing and
dividend requirements) amounted to $1.7bn for the year. Free cash flow (a measure to show funds available to meet
dividends) amounted to $525m for the year. These measures
increased by 28% and 169% respectively on 2009 levels. In
addition $134m was realised from the sale of non-core assets
– Tau Lekoa and a 10% equity stake held in B2Gold
Corporation. Our adjusted headline earnings for 2010 rose to
$787m from $708m in 2009, an increase of $79m or 11%. Our
returns on net capital employed and on equity for 2010 were
16.0% and 19.9% respectively, above the group’s strategic
target of delivering a 15% return through the cycle. All of the above numbers exclude the cost of the accelerated hedge
buy-back that was completed in 2010 and which is dealt with
separately below.
Turning to the second objective of hedge book reduction,
we completed the final phase of the hedge buy-back
programme in the third and fourth quarter of 2010, which saw the elimination of the residual 3.0Moz at an after tax impact of
$2.5bn. With this elimination, AngloGold Ashanti is no longer
Successfully
our financial
objectives
meeting

P

obliged to deliver a significant portion of its annual production for years 2011 to 2014 at deeply discounted prices and will
now enjoy full exposure to spot gold prices going forward, with consequential benefits of improved earnings, cash flow and
debt carrying capacity. In order to ensure that the group’s
financial position is not constrained, the hedge take-out was funded with an optimum balance of equity, mandatory
convertible bonds and debt. Approximately 60% ($1.5bn) of the cost of the hedge take-out was funded using equity and
mandatory convertible bonds, with approval from shareholders.
The balance of 40% was funded from a combination of cash
and debt facilities.
In addition to the equity raisings referred to above, we
implemented a comprehensive refinancing plan in March and
April of 2010, to address the tenor and mix of our debt, in
order to meet the third and final financial objective,
as follows:
•
Secured international investment grade credit ratings from
both Moody’s Investors Service and Standard & Poors;
•
Raised $1.0bn of long-term money in the form of two rated
international bonds at competitive rates – 30-year $300m
and 10-year $700m, and applied the proceeds to eliminate
the amounts drawn under the $1.15bn revolving credit
facility; and
•
Obtained a new four year $1.0bn revolving credit facility from a syndicate of international banks at competitive rates, in
order to provide the group with liquidity.
The group’s debt profile now comprises an optimum mix of
both sources (bank facilities, rated bonds and convertible
bonds) and tenor (short-, medium- and long-term money)
whilst providing sufficient liquidity and flexibility that is required in order to ensure that the project pipeline is
not compromised.
Now turning to the 2010 performance, some of the key
financial performance metrics include:
•
Gold production: 4.52Moz (within guidance provided at the
start of 2010 of 4.5Moz – 4.7Moz);
•
Average US dollar spot price: $1,227/oz (26% higher than
previous year, but partly eroded in the case of AngloGold
Ashanti by a 5.5% discount to spot, until elimination of the hedge book);
•
Total cash costs: $638/oz (within exchange rate adjusted
guidance). Given the relationship between US dollar gold
prices and US dollar-denominated costs, unit costs were
24% higher than last year, due to inflation, currency strength, higher royalties and deferred stripping costs;
•
Adjusted headline earnings (excluding accelerated
hedge buy backs): $787m or 212 US cents per share;
•
Adjusted headline loss (including cost of accelerated
hedge buy backs): loss of $1.76bn or loss of 473 US cents
per share;
•
Net profit attributable to equity shareholders: $76m
(2009: net loss of $320m);
•
Operating cash flow: $1.7bn;
•
Free cash flow (pre-dividends to shareholders): $525m plus
$134m from non-core asset sales;
•
Hedge book remaining as at 31 December 2010: Nil;
•
Net debt (excluding mandatory convertible bonds) as at
31 December 2010: $1.3bn, despite funding 40% of the
accelerated hedge take out;
•
Return on net capital employed: 16.0%;
•
Return on shareholder’s equity: 19.9%; and
•
Dividend declared per ordinary share: 145 South African
cents (approximately 20 US cents per share), 12% higher
than the previous year.
Looking ahead to 2011, our three key financial objectives are:
•
Ensuring that the benefits of the hedge book elimination
are captured in improved earnings and cash generation;
•
Maintaining our international investment grade credit
ratings; and
•
Maintaining a prudent statement of financial position,
whilst at the same time not compromising the project
pipeline of the group and returns to shareholders.

P

AngloGold Ashanti Annual Review 2010
CFO's report – a summary
CFO's report
– a summary
One-year forecast – 2011
AngloGold Ashanti’s annual production guidance for 2011 is 4.55Moz to 4.75Moz. Capital expenditure for 2011 is estimated to range between $1.5bn and $1.6bn.
Expected
Forecast
Forecast            total
cash
capital
For the year ended 31 December 2011
production
cost        expenditure
000oz
$/oz
(1)
$m
(2)
South Africa
(3)
1,717 – 1,792
624 – 647
600
Ghana
490 – 511
783 – 813
176
Guinea
270 – 281
693 – 719
36
Mali
236 – 246
784 – 814
25
Namibia
83 – 87
921 – 955
10
Tanzania
485 – 506
631 – 655
66
Australia
344 – 360
881 – 914
158
Argentina
190 – 198
536 – 556
66
Brazil
435 – 455
515 – 535
279
United States
300 – 314
547 – 567
72
Democratic Republic of the Congo
–
–
84
Other
–
–
27
AngloGold Ashanti
4,550 – 4,750
660 – 685
1,599
(1)
Based on the following assumptions: R7.11/$, A$/$0.98, BRL1.70/$ and Argentinean peso 4.12/$; Brent crude at $95 per barrel.
(2)
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
(3)
In South Africa, production assumes stable power supply from Eskom at 48c/Kwh.
Other illustrative estimates
Outlook 2011
Depreciation and amortisation
$810m
Corporate, marketing, Project ONE and capacity building costs
$275m
Expensed exploration and prefeasibility costs (including equity accounted associates and joint ventures of $30m)
$325m
Interest and finance costs (income statement)
$205m
Interest and finance costs (cash flow)
$145m
Srinivasan Venkatakrishnan
Chief Financial Officer
11 March 2011

P

AngloGold Ashanti’s suite of 2010 annual reports, as included on the attached CD, has been reviewed and assured as follows:
Annual Financial Statements 2010
•
The annual financial statements for the year ended 31 December 2010 were approved by the board of directors on 11 March 2011.
•
Ernst & Young Inc., the independent auditors, have audited the annual financial statements as disclosed in their unqualified report.
Mineral Resource and Ore Reserve Report 2010
•
The Mineral Resource and Ore Reserve information as included in the Annual Financial Statements 2010 was approved by the board of directors on 11 March 2011.
•
The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and
Ore Reserve Report 2010.
Sustainability Report 2010
•
The Sustainability Report 2010 was approved by the board of directors on 11 March 2011.
•
Ernst & Young Inc. provided an independent assurance as detailed in the online supplementary information.
Secretary’s certificate
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of
Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.
Approvals and assurances
Lynda Eatwell
Company Secretary
Johannesburg
11 March 2011

P

AngloGold Ashanti Annual Review 2010
Five-year summaries
Five-year summaries
For the year ended 31 December
Summarised group financial results – income statement
US Dollar million
2010
2009
2008
2007
2006
Gold income
5,334
3,768           3,619          3,002          2,646
Cost of sales
(3,550)
(2,813)
(2,728)
(2,458)
(2,138)
Loss on non-hedge derivatives and other commodity contracts
(702)
(1,533)
(297)
(792)
(231)
Gross profit (loss)
1,082
(578)
594             (248)
277
Corporate administration, marketing and other expenses
(220)
(164)
(144)
(144)
(100)
Exploration costs
(198)
(150)
(126)
(117)
(58)
Other operating expenses
(20)
(8)
(6)
(20)
(20)
Special items
(126)
691          (1,538)
(13)
(7)
Operating profit (loss)
518
(209)
(1,220)
(542)
92
Dividend received from other investments
–
–                 –                2               –
Interest received
43
54                66               43             31
Exchange gain (loss)
3
112                  4               (1)
(5)
Fair value adjustment on option component of convertible bonds
(1)
(33)
25                47             16
Fair value loss on mandatory convertible bonds
(55)
–                –                 –               –
Finance costs and unwinding of obligations
(166)
(139)
(114)
(120)
(116)
Share of equity accounted investments’ profit (loss)
63
94            (138)
35             115
Profit (loss) before taxation
405
(121)
(1,377)
(536)
133
Taxation
(276)
(147)
197            (101)
(146)
Profit (loss) after taxation from continuing operations
129
(268)
(1,180)
(637)
(13)
Discontinued operations
Profit (loss) from discontinued operations
–
–              25                 1              (2)
Profit (loss) for the year
129
(268)
(1,155)
(636)
(15)
Allocated as follows
Equity shareholders
76
(320)
(1,195)
(668)
(45)
Non-controlling interests
53
52               40                32             30
129
(268)
(1,155)
(636)
(15)
Other financial data
Adjusted gross (loss) profit
$m
(1,191)
412             (384)
835             884
Adjusted gross margin
%
(51)
13              (16)
25              29
Headline earnings (loss)
$m
122
(852)
(30)
(648)
(82)
Adjusted headline (loss) earnings
$m
(1,758)
(50)
(897)
278            411
Adjusted headline earnings excluding hedge buy-back costs
$m
787
708                19
278
411
EBITDA excluding hedge buy-back costs
$m
1,897
1,663            1,131          1,224         1,409
EBITDA margin excluding hedge buy-back costs
%
38
41                33
37              47
Interest cover
times
16
14                10             11               13
Profit (loss) per ordinary share
Basic
US cents
20
(89)
(377)
(237)
(16)
Diluted
US cents
20
(89)
(377)
(237)
(16)
Headline
US cents
33
(236)
(9)
(230)
(30)
Adjusted headline (loss) earnings per ordinary share
US cents
(473)
(14)
(283)
99             151
Dividends per ordinary share
US cents
20
17                11              19              62
Weighted average number of shares
million
372
361               317            281             273
Issued shares at year-end
million
384
366                357           282             280

P

As at 31 December
Summarised group financial results – statement of financial position
US Dollar million
2010
2009
2008
2007
2006
Assets
Tangible and intangible assets
6,374
5,996
4,493
7,041
6,329
Cash and cash equivalents
575
1,100
575
477
471
Other assets
2,583
2,691
2,992
2,190
2,022
Total assets
9,532
9,787
8,060
9,708
8,822
Equity and liabilities
Total equity
4,113
3,030
2,511
2,442
3,047
Borrowings
2,704
1,931
1,933
1,848
1,448
Deferred taxation
900
753
617
1,042
1,093
Other liabilities
1,815
4,073
2,999
4,376
3,234
Total equity and liabilities
9,532
9,787
8,060
9,708
8,822
Non-GAAP financial data
Equity
4,987
3,030
2,511
2,442
3,047
Net debt
1,288
868
1,283
1,318
1,015
Net asset value – per share
US cents
1,299
828
702
867
1,087
Net tangible asset value – per share
US cents
1,248
779
661
718
946
Market capitalisation
18,767
14,555
9,795
11,878
13,008
Financial ratios
Return on equity excluding hedge buy-back costs
%
20
26
1
10
14
Net debt to equity
%
26
29
51
54
33
Exchange rates
Rand/dollar average exchange rate
7.30
8.39
8.25
7.03
6.77
Rand/dollar closing exchange rate
6.57
7.44
9.46
6.81
7.00
Australian dollar/dollar average exchange rate
1.09
1.26
1.17
1.19
1.33
Australian dollar/dollar closing exchange rate
0.98
1.12
1.44
1.14
1.27
Brazilian real/dollar average exchange rate
1.76
2.00
1.84
1.95
2.18
Brazilian real/dollar closing exchange rate
1.67
1.75
2.34
1.78
2.14

P

AngloGold Ashanti Annual Review 2010
Five-year summaries
Five-year summaries
For the year ended 31 December
Summarised group financial results – statement of cash flows
US Dollar million
2010
2009
2008
2007
2006
Cash flows from operating activities
Cash generated from operations
1,714
1,345
632
983
1,132
Cash utilised by discontinued operations
–
–
(1)
(2)
(1)
Dividends received from equity accounted investments
143
101
78
65
85
Taxation paid
(188)
(147)
(125)
(180)
(110)
Cash utilised for hedge buy-back costs
(2,611)
(797)
(1,113)
–
–
Net cash (outflow) inflow from operating activities
(942)
502
(529)
866
1,106
Cash flows from investing activities
Capital expenditure
(973)
(1,019)
(1,194)
(1,015)
(811)
Net (payments) proceeds from acquisition and disposal
of mines, subsidiaries, associates and joint ventures
(44)
(354)
10
1
9
Net proceeds (payments) from disposal and acquisition of
investments, associate loans, and acquisition
and disposal of tangible assets
95
1,132
82
(13)
46
Interest received
32
55
67
35
24
Net loans (advanced) repaid
(6)
1
–
–
5
Decrease (increase) in cash restricted for use
25
(10)
(6)
(25)
(3)
Other investing activities
–
–
–
2
1
Net cash outflow from investing activities
(871)
(195)
(1,041)
(1,015)
(729)
Cash flows from financing activities
Net proceeds from share issues
778
295
1,668
34
507
Net borrowings proceeds (repaid)
648
43
239
323
(394)
Finance costs paid
(115)
(111)
(93)
(72)
(82)
Dividends paid
(117)
(56)
(58)
(144)
(132)
Net cash inflow (outflow) from financing activities
1,194
171
1,756
141
(101)
Net (decrease) increase in cash and cash equivalents
(619)
478
186
(8)
276
Translation
105
47
(88)
14
(2)
Cash and cash equivalents at beginning of year
1,100
575
477
471
197
Cash and cash equivalents at end of year
(1)
586
1,100
575
477
471
Other financial data
Operating cash flow
(2)
(1,665)
(104)
(1,069)
336
633
Cash generated to cash invested
times
1.2
2.3
0.6
0.7
1.6
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.
(2)
Includes hedge buy-back costs (2008 to 2010).

P

For the year ended 31 December
Summarised group operating results
2010
2009
2008
2007
2006
Underground operations
Metric tonnes milled
000
11,092
11,944
12,335
13,112
13,489
Yield
g/t
6.66
6.41
6.89
6.99
7.20
Gold produced
000 oz
2,374
2,461
2,734
2,948
3,123
Surface and dump reclamation
Metric tonnes treated
000
11,081
12,779
11,870
12,429
12,414
Yield
g/t
0.55
0.51
0.42
0.49
0.50
Gold produced
000 oz
196
208
161
197
201
Open-pit operations
Metric tonnes mined
000
159,352
167,000
175,999
172,487
173,178
Stripping ratio
(1)
5.02
5.58
5.24
4.48
4.82
Metric tonnes treated
000
26,028
25,582
25,388
25,312
26,739
Yield
g/t
1.95
1.96
2.12
2.34
2.14
Gold produced
000 oz
1,631
1,609
1,734
1,904
1,843
Heap-leach operations
Metric tonnes mined
000
67,194
57,456
54,754
59,720
63,519
Metric tonnes placed
(2)
000
21,963
19,887
23,462
22,341
23,329
Stripping ratio
(1)
2.17
1.94
1.43
1.77
1.83
Recoverable gold placed
(3)
kg
10,949
12,958
14,496
16,242
18,162
Yield
(4)
g/t
0.50
0.65
0.62
0.73
0.78
Gold produced
000 oz
314
321
353
428
468
Total gold produced
000 oz
4,515
4,599
4,982
5,477
5,635
– South Africa
1,785
1,797
2,099
2,328
2,554
– Continental Africa
1,492
1,585
1,631
1,655
1,779
– Australasia
396
401
433
600
465
– Americas
842
816
819
894
837
Average price received
(5)
$/oz sold
561
751
485
629
577
Total cash costs
$/oz produced
638
514
444
357
308
Total production costs
$/oz produced
816
646
567
476
414
Capital expenditure
$m
1,015
1,027
1,201
1,059
817
Monthly average number of employees
62,046
63,364
62,895
61,522
61,453
AIFR
11.50
12.88
16.66
20.95
22.83
FIFR
0.10
0.09
0.09
0.21
0.22
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Average gold price received negatively impacted by the reduction of the hedge book in the three years from 2008 to 2010.

P

AngloGold Ashanti Annual Review 2010
Scorecard 2010
Scorecard 2010
Delivering
on our
commitments
Objectives – 2009
Progress – 2010
Achieve longer-term tenor in the
Received international investment-grade credit ratings from Moody’s and S&P balance sheet
in April 2010 which allowed the issue of $700m 10-year bonds and $300m
30-year bonds. Three-year mandatory convertible bonds for $789m issued in September.
Refinance revolving credit facility
Four-year, $1bn revolving credit facility secured with syndicate of 16 banks in April.
Opportunistically reduce hedge book
Hedge book eliminated on 7 October 2010, thus providing full exposure to the gold price for AngloGold Ashanti shareholders, and enhancing profitability and cash flow by ending discounted gold sales.
Roll-out Safety Transformation Project
Safety Transformation Project launched in Johannesburg in May, outlining the
AngloGold Ashanti Safety Blueprint and Safety Framework. Twenty two Global
Safety Standards have been signed off by the business, and the development of guidelines to support their implementation is under way. Concepts from the guidelines on Hazard and Risk Management and Incident Management have been embedded into the design of the Business Process Framework.

P

Accelerate Project ONE roll-out
Implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. There are currently 145 people engaged in the roll-out of the programme and early successes at Geita and the
Mponeng Plant were followed with encouraging initial successes at the more complex South African underground operations.
Reposition South African operations
Robbie Lazare appointed Executive Vice President: South Africa to lead the repositioning of those assets. A `three-horizon’ strategy was adopted to ensure their immediate turnaround, to optimise operating processes and the configuration of the assets; and to look to technological breakthroughs to secure their long-term future.
Continue operational recoveries at
Geita continued on its upward trajectory, improving production by 31% and
Geita, Obuasi
reducing costs by 19%. The platform has been set for further gains in 2011.
Obuasi remains a challenge, with below-par development rates and ore-pass hang-ups affecting production and costs. Production was also affected by the suspension of operations in the first quarter in order to address water balance issues. Learning from the experience at Geita, a multi-disciplinary task team has been appointed to lead the recovery at Obuasi and create a strong foundation for this large, world-class gold deposit.
Entrench recoveries in Brazil
AGA Mineração and Cerro Vanguardia entrenched their position as AngloGold and Argentina
Ashanti’s lowest-cost mines. Their expansions progressed after receiving approval from the board.
Ensure Cripple Creek & Victor recovery
A revised pad-stacking strategy, which saw higher-grade ore placed closer to the pad lining to improve production, yielded good results with the mine posting a strong recovery. As in South America, the base is set for expansion with studies under way to test the viability of installing a high-grade milling circuit to further boost production.
Progress projects through
The board approved its first greenfield project in more than a decade with the development pipeline
go-ahead for the development of the Tropicana deposit in Australia. The development of the Córrego do Sítio deposit, in Brazil, was also approved, while prefeasibility studies progressed for the Gramalote project in Colombia, and feasibility studies for the Kibali and Mongbwalu projects in the Democratic
Republic of the Congo were advanced.
Advance exploration targets
Conceptual studies and resource definition are under way at Boston Shaker and Havana Deeps targets in the Tropicana belt, La Colosa, Quebredona,
Rio Dulce and Salvajina in Colombia, as well as Hutite in North Africa.
Drill testing is under way at Malrok and Kanosak in Canada, LaMbouli in Gabon and at the Vulu and Tango sites in the Solomon Islands.
Build Colombia’s resource potential
Drilling resumed at the La Colosa site in Colombia in August, bringing welcome progress to the gold industry’s most significant virgin discovery of recent times.

P

AngloGold Ashanti Annual Review 2010
Review of operations
Review of operations
United States
Cripple Creek & Victor 233,000oz
Brazil
Serra Grande 77,000oz
AGA Mineração 338,000oz
Mali
Morila 95,000oz
Sadiola 118,000oz
Yatela 60,000oz
Guinea
Siguiri 273,000oz
Ghana
Iduapriem 185,000oz
Obuasi 317,000oz
Namibia
Navachab 86,000oz
Tanzania
Geita 357,000oz
South Africa
Vaal River
Great Noligwa
132,000oz
Kopanang 305,000oz
Moab Khotsong 292,000oz
Tau Lekoa (1) 63,000oz
Surface operations 179,000oz
West Wits
z o 0 0 0 , 2 3 5 g n e n o p M
z o 0 0 0 , 2 2 a k u v a S
z o 0 0 0 , 9 5 2 a n o T u a T
Australia
Sunrise Dam 396,000oz
Operations
Argentina
Cerro Vanguardia 194,000oz
(1)
Sold effective 1 August 2010.
AngloGold Ashanti –
growth options
unparalleled
diversity,
unmatched

P

Introduction
AngloGold Ashanti, a global gold mining company with
20 operations on four continents, employed 62,046 people,
including contractors, and produced 4.52Moz of gold in 2010.
The group’s operations are divided into the following regions:
•
South Africa – includes operations in South Africa;
•
Continental Africa – includes operations in Ghana, Guinea,
Mali, Namibia and Tanzania;
•
Australasia – includes the operation in Australia; and
•
Americas – includes operations in Argentina, Brazil and the
United States.
In addition, the company conducts a focused worldwide
exploration programme. In the course of mining and
processing the ore mined, by-products such as silver, uranium oxide and sulphuric acid occur at the Argentinean, South
African and Brazilian operations respectively.
08
09
10
4,982
4,599
4,515
Group gold production
(000oz)
08
09
10
444
514
638
Group cash costs
($/oz)
08
09
10
Group production costs
($/oz)
567
646
816
08
09
10
1,201
1,027
1,015
Group capital expenditure
($m)
$816
/oz
$638
/oz
$1,015
m
4,515
000oz
South Africa
39%
Continental Africa
33%
Americas
19%
Australasia
9%
Gold production by region
Underground
53%
Open pit
36%
Heap leach
7%
Surface
4%
Group production by mining type

P

AngloGold Ashanti Annual Review 2010
Operations at a glance
Operations at a glance
For the year ended 31 December
Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000oz)
Operation
2010
2009
2008
2010
2009
2008
2010
2009
2008
South Africa
1,785
1,797
2,099
Vaal River
Great Noligwa
0.7
0.9
1.4
5.99
5.73
7.33
132
158
330
Kopanang
1.6
1.6
1.6
6.13
6.74
6.82
305
336
362
Moab Khotsong
1.0
0.8
0.6
9.03
9.36
9.31
292
247
192
Tau Lekoa
0.6
1.2
1.2
3.32
3.32
3.58
63
124
143
Surface operations
10.2
9.7
7.9
0.54
0.53
0.36
179
164
92
West Wits
Mponeng
1.7
1.9
1.9
9.48
8.66
10.02
532
520
600
Savuka
0.1
0.2
0.3
5.30
5.45
6.28
22
30
66
TauTona
(1)
1.1
1.5
1.6
7.01
7.29
8.66
259
218
314
Continental Africa
1,492
1,585
1,631
Ghana
Iduapriem
3.4
3.4
3.5
1.70
1.72
1.76
185
190
200
Obuasi
(1)
2.6
4.6
5.6
5.16
5.18
4.37
317
381
357
Guinea
Siguiri (85%)
8.8
8.8
8.6
0.97
1.11
1.20
273
316
333
Mali
Morila (40%)
1.7
1.7
1.7
1.70
2.47
3.08
95
137
170
Sadiola (41%)
(2)
1.8
1.7
1.6
2.04
2.52
3.42
118
135
172
Yatela (40%)
(3)
1.2
1.1
1.1
1.23
3.62
2.66
60
89
66
Namibia
Navachab
1.5
1.3
1.5
1.80
1.58
1.43
86
65
68
Tanzania
Geita
4.7
4.5
4.3
2.36
1.89
1.92
357
272
264
Australasia
396
401
433
Australia
Sunrise Dam
(4)
3.6
3.9
3.8
3.22
2.87
3.46
396
401
433
Americas
842
816
819
Argentina
Cerro Vanguardia (92.5%)
1.0
0.9
0.9
6.11
6.51
5.44
194
192
154
Brazil
AGA Mineração
(1)
1.6
1.5
1.4
7.21
7.02
7.62
338
329
320
Serra Grande (50%)
0.6
0.5
0.4
4.05
4.52
6.85
77
77
87
United States
Cripple Creek & Victor
(3)
20.6
18.7
22.1
0.43
0.46
0.49
233
218
258
AngloGold Ashanti
4,515
4,599
4,982
(1)
The yields of TauTona, Obuasi and AGA Mineração represent underground operations.
(2)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.
(3)
The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.
(4)
The yield of Sunrise Dam represents open-pit operations.

P

Attributable capital
Total cash costs
expenditure
($/oz)
($m)
Operation
2010
2009
2008
2010
2009
2008
South Africa
598
466
362
424
385
337
Vaal River
Great Noligwa
884
794
458
24
24
26
Kopanang
613
406
348
61
58
47
Moab Khotsong
588
424
379
120
104
89
Tau Lekoa
921
718
533
10
17
18
Surface operations
485
341
440
3
3
–
West Wits
Mponeng
453
329
249
122
109
86
Savuka
1,100
1,115
411
9
13
11
TauTona
700
559
374
75
57
60
Continental Africa
712
608
543
234
198
262
Ghana
Iduapriem
666
516
525
17
28
54
Obuasi
744
630
633
109
94
112
Non-controlling interests and exploration
–
–
–
1
2
2
Guinea
Siguiri (85%)
643
519
466
10
22
18
Non-controlling interests and exploration
–
–
–
2
4
4
Mali
Morila (40%)
(1)
715
527
419
1
4
1
Sadiola (41%)
(1) (2)
650
488
399
8
4
3
Yatela (40%)
(1)
807
368
572
2
1
3
Namibia
Navachab
727
622
534
14
20
12
Tanzania
Geita
777
954
728
38
19
53
Democratic Republic of the Congo
Kibali (45%)
(1)
–
–
–
30
–
–
Other
–
–
–
2
–
–
Australasia
982
662
552
40
177
439
Boddington (33.33%)
–
–
–
–
146
419
Sunrise Dam
957
646
531
29
31
19
Tropicana (70%)
–
–
–
10
–
–
Exploration and other
–
–
–
1
–
1
Americas
432
362
381
311
258
154
Argentina
Cerro Vanguardia (92.5%)
366
355
608
38
17
15
Non-controlling interests and exploration
–
–
–
3
1
1
Brazil
AGA Mineração
407
339
300
142
84
69
Serra Grande (50%)
481
406
294
26
33
20
Non-controlling interests and exploration
–
–
–
29
36
22
United States
Cripple Creek & Victor
493
376
309
73
87
27
Other
–
–
–
6
9
9
Sub-total
1,015
1,027
1,201
Equity accounted investments included above
(42)
(8)
(8)
AngloGold Ashanti
638
514
444
973
1,019
1,193
(1)
Equity-accounted investments.
(2)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.

P

AngloGold Ashanti Annual Review 2010
Ethics and governance
Acting in compliance with our values and standards is integral to the way we operate. This section describes how our values are put into practice through the company’s various
governance structures, as well as through our Code of
Business Principles and Ethics, which is integral to the
application of our values throughout the company.
Governance structures
AngloGold Ashanti has a 10-member board that includes eight
non-executive directors, all of whom are independent as
defined by relevant corporate governance codes and two
executive directors, the Chief Executive Officer and the Chief
Financial Officer. The Nominations Committee is responsible
for identifying, assessing and recommending suitable
candidates for appointment to the board.
Board mandate
The mandate of the board is to set strategy and provide
organisational oversight of the company. Various board
committees, each of which is chaired by an independent non-
executive director, deal with aspects of the board’s functions, including social, economic and environmental performance.
These committees have clear mandates and report quarterly to the board. They receive detailed management reports on key
issues quarterly and, if required, can call on services of external professionals to advise them.
Conflicts of interest
A key governance risk is the potential for conflict of interest.
Board members declare all outside interests at the start of their tenure, including where no conflict arises. On appointment,
board members are made aware that the board has to
sanction any outside appointments that might occur during
their tenure and a quarterly statement relating to conflict of interest is requested from each board member to ensure that
any changes are notified. Directors recuse themselves from
any discussion where they may have an actual, perceived or
potential conflict as adjudged by the board.
Conflict of interest policies for employees are set out in
AngloGold Ashanti’s Code of Business Principles and Ethics,
as revised in 2010, and these require declarations of interest at the outset of employment, with provision for annual
updates and notification when circumstances change or if
conflicts arise.
Ethics and governance
values
Giving
to our
effect

P

Oversight of board and
sustainability performance
The Safety, Health and Sustainable Development, Audit and
Corporate Governance and Transformation and Human
Resources Development committees of the board are the
bodies which most regularly review sustainability performance.
The chairman of the Audit and Corporate Governance
Committee has been appointed to the Safety, Health and
Sustainable Development Committee to ensure consistency of
oversight and reporting between these two committees.
For the 2010 financial year, the board evaluation process has been conducted by way of a self-assessment. From 2011,
however, the effectiveness of the board will be assessed in
conjunction with an external party, which will undertake board evaluations on the basis of jointly developed criteria. These criteria for evaluating board performance include the ability to successfully assess, monitor and mitigate risk, including risks relating to sustainability issues.
Code of Business Principles and Ethics
During 2010, the Code of Business Principles and Ethics,
which is based on our vision, mission and values, was revised and approved by the board on 10 August 2010. External and
internal engagement was undertaken as part of the
development process and the draft code was benchmarked,
both internally and externally.
The Code of Business Principles and Ethics has been branded
‘Our Code’. Our Code contains standards, provides direction
and sets forth principles that must guide the company’s
conduct internally and its interactions with business partners, the communities in which it operates as well as with the general public. It also summarises important company policies and
procedures, focuses attention on key ethical considerations, spells out prohibited conduct and is intended to foster a culture of high performance, with intergrity.
The provisions of Our Code apply to all directors, employees
(both full and part time) of AngloGold Ashanti, all companies within the AngloGold Ashanti group including service
organisations, managed joint ventures, representatives and to the extent reasonable and practicable, the company’s business and social partners.
Non-compliance with the code is a key business risk and
mechanisms to ensure compliance and bring to light potential infringements therefore receive significant attention. An
independently operated ‘whistle blowing’ hotline is already well established and has its own website and web address. A
telephone service through which tip-offs can be processed is available in the company’s major operating languages on a
24/7 basis.
Our Code which was formally launched on 25 November 2010,
is to be rolled out throughout the company over the next
18 months, and a communications and training programme will
seek to integrate its principles into the business. A company-
wide training programme will be undertaken and each
employee has been asked to acknowledge receipt of Our Code
to reinforce personal accountability. A summary version of Our
Code has been produced, translation into the company’s main
operating languages is under way and compliance champions
in each operating region are being identified.
The board will receive quarterly reports on the application of
Our Code and, in 2011, external assurance will be introduced to assess the roll out Our Code, the training offered and
responses to confidential tip-offs raised through the whistle-
blowing process.
South African Employment Equity Act
of 1998
In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of
Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour
on 28 October 2010, covering the period 1 August 2009 to
31 July 2010. A copy of this report is included on the CD
attached to this annual review and is also available on the
AngloGold Ashanti report website, www.aga-reports.com.

P

AngloGold Ashanti Annual Review 2010
Statement of compliance
Statement of compliance
Committed to
in corporate governance
practice
best
AngloGold Ashanti’s mission is to create value for all those who have a stake in the company’s business. In order to
achieve this, the company has been and continues to be
committed to the highest standards of corporate governance,
guided by the principles of sustainable business, which
means engaging in business practices that will enable the
company to safely and responsibly explore, mine and market
gold and associated products. The description of our
corporate governance systems and practices in the pages
that follow explains how the company has lived up to that
commitment during the 2010 financial period.
Corporate governance achievements
during 2010 and targets for 2011
In line with its commitment to maintain the highest standards in corporate governance and to achieve compliance with new
principles recommended in the King III Code (King III), certain corporate governance targets were set and communicated to
shareholders in the Annual Financial Statements 2009. Below
are the targets set for and those achieved in 2010, as well as explanations for the non-achievement of targets:
Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
1
Update board charter to incorporate
The implementation of the Companies
The board charter will be updated in 2011,
new requirements of the Companies
Act 71 of 2008 has been delayed.
as soon as the Act becomes effective,
Act 71 of 2008 and recommendations
to bring its contents in line with other
of King III.
developments in corporate governance and
internal changes within AngloGold Ashanti.

P

Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
2
Update the board induction pack to
The board induction pack was updated
Undertake further changes and updates to
include developments in legislation
to include certain developments in
the information contained in the induction
and corporate governance.
corporate governance, legislation and
pack, as required.
internal changes within AngloGold
Ashanti. The induction pack served
as a guide to the induction of
non-executive directors appointed
during 2010 and also as a reference
document for the directors.
3
Update the terms of reference of
The terms of reference were updated
Further revisions will be effected to the
the Audit and Corporate Governance
to include provisions of King III that
terms of reference once the Companies
Committee to include new
were new to the company’s corporate
Act comes into effect and as and when
requirements of the Companies
governance practices. Most of the new
other developments in corporate
Act 71 of 2008 and the new
principles in King III were premised on
governance are effective.
requirements of King III.
the coming into effect of the
Companies Act in 2010. To that
extent, certain provisions of the Act
have been complied with ahead of their
effective date.
4
Complete the process of restructuring         Restructuring of the board continued
Further restructuring of the board and its
the board and certain committees,
in 2010. Three directors, including the
committees to achieve the desired
including succession planning to
former board chairman retired at the
balance in skills and knowledge is
achieve a better balance in skills and
annual general meeting held on 7 May
expected in 2011.
knowledge and improve
2010 and were replaced by three new
board performance.
directors, including a new chairman. A
number of changes were made to the
membership of board committees
during the year.
5
Update board and committee annual
The forms were updated and applied in
Further amendments may be made in line
appraisal forms to ensure that key
the board and committees’ self-
with new corporate governance
performance indicators are in line
performance evaluations to be finalised
regulations and the company’s own
with the company’s strategic
in March 2011.
performance expectations.
objectives. This is expected to
improve assessment outcomes
and board delivery.
6
Review of risk management and
A new board committee, the Risk
The Risk and Information Integrity
information technology governance
and Information Integrity Committee
Committee will become fully functional
by putting in place improved
was established during the year.
in 2011 and is expected to put in
structures to oversee these
place further structures, systems and
functions in line with recommendations
procedures to strengthen risk and
of King III and the group’s
information technology governance
strategic objectives.
within the group.

P

AngloGold Ashanti Annual Review 2010
Statement of compliance
Statement of compliance
Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
7
Continue with initiatives being
Project ONE gained increased traction
The integration of the SP, BPF and
undertaken under Project ONE,
across the organisation during 2010
discipline frameworks will continue during
a group-wide improvement project
as its Systems for People (SP) and
2011 along with the design of appropriate
started in 2008.
Business Process Framework (BPF)
mechanisms to engage employees in the
teams moved aggressively to progress
implementation of Project ONE, thereby
implementation. The global values
helping to create sustainable growth in
survey, designed to identify value-based
the business. Also of importance for
behaviours and to gauge employee
2011 is a renewed focus on the
engagement, was completed and
organisational values programme, using
analysed. Significant progress was made          the results of the survey, and on the
during the year, with the development of
change management work that informs
a new delivery framework, with clearer
the ongoing successful roll-out and
corporate and regional roles and
implementation of Project ONE.
accountabilities, which link the SP, BPF
and discipline frameworks, including
Transformation (or employee equity)
and Safety Transformation.
Additional significant corporate governance achievements during the year
1
Southern Africa Institute of Chartered
AngloGold Ashanti received one of the two merit awards in the Top 40 Category.
Secretaries and the JSE’s Annual
Report Award.
2
Ernst & Young Excellence in Reporting.        Awarded 5th place in the Ernst & Young Excellence in Reporting for Sustainability.
3
The terms of reference of other
The terms of reference of the following committees were revised and approved committees were revised.
by the board during 2010: Safety, Health and Sustainable Development and
Transformation and Human Resources Development.
4
Anti-corruption workshop organised.
An anti-corruption workshop was held at corporate office as part of the programme to promote compliance with regulations and to sensitise employees regarding the importance of anti-corruption to the company’s governance environment.
5
Launch and roll-out of revised
A revised Code of Business Principles and Ethics was approved by the board,
Code of Business Principles
launched on 25 November and an 18-month roll-out plan commenced.
and Ethics.
Responsibility and accountability for
corporate governance
The board of directors of AngloGold Ashanti is ultimately
responsible for ensuring that an adequate and effective process of corporate governance is established and maintained. In executing this mandate, the board has set up a corporate governance
system that is guided by the company’s internal policies and standards and external legislation and regulations as outlined in the following paragraphs. Corporate governance is constantly evolving and AngloGold Ashanti is continuously seeking ways to improve on its corporate governance standards.

P

Group internal audit
External audit
Risk management
Finance Committee
Disclosures Committee
Board committees
Board of directors
JSE Listings Requirements
Companies Act 61, of 1973
US Securities Act 1933 and 1934
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance
(King III)
Employment Equity Act of South Africa
Labour Law
Corrupt Practices Act
Local legislation for companies where the
company has operations
Laws/regulations/codes
Board charter
Directors’ induction
Directors’ independence
Conflict of interests
Board committees
Terms of reference
Delegation of authority
Insider trading
Compliance
Gifts, hospitality and Disclosures
Code of ethics for senior financial officers
HIV AIDS
Directors’ dealings in company securities
Human Resource
Policies/guidelines
*Committee chairman
Independent
non-executive directors
TT Mboweni
TJ Motlatsi (Dr)
FB Arisman
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
S Pityana
Chairman: TT Mboweni (Independent non-executive director)
Deputy chairman: TJ Motlatsi (Dr) (Independent non-executive director)
Chief executive officer: M Cutifani (Executive director)
Executive directors
Chief executive officer:
M Cutifani
Chief financial officer:
S Venkatakrishnan
Global IT Steering
Committee
Audit and Corporate
Governance
Committee
LW Nkuhlu (Prof.)*
FB Arisman
R Gasant
Safety, Health and
Sustainable
Development
Committee
WA Nairn*
FB Arisman
M Cutifani
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Risk and Information
Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan
Nominations
Committee
TT Mboweni*
FB Arisman
R Gasant
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Executive Committee
M Cutifani*
CE Carter
RN Duffy
GJ Ehm
R Largent
RR Lazare
AM O’Neill
TML Setiloane
YZ Simelane
S Venkatakrishnan
Transformation and
Human Resources
Development
Committee
TJ Motlatsi (Dr)*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana
Investment
Committee
FB Arisman*
S Venkatakrishnan
M Cutifani
TT Mboweni
WA Nairn
SM Pityana
Remuneration
Committee
SM Pityana*
FB Arisman
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
Party Political
Donations Committee
TJ Motlatsi (Dr)*
M Cutifani
TT Mboweni
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
Financial Analysis
Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana
Day-to-day responsibility for corporate governance is
overseen by AngloGold Ashanti’s management, which
regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and
Corporate Governance Committee play an active role in the
corporate governance issues faced by the company through
regular interaction with executive directors, senior
management and other stakeholders and interested parties,
where necessary.
AngloGold Ashanti’s corporate governance structure – as at 31 December 2010

P

AngloGold Ashanti Annual Review 2010
Board of directors and executive management
Board of directors and executive management
Executive directors
Mr M Cutifani (52) (Australian), BE (Min. Eng)
Chief executive officer
Mark Cutifani was appointed to the board of AngloGold
Ashanti on 17 September 2007 and as Chief Executive Officer
on 1 October 2007. Mark has considerable experience across
several mining sectors and operating jurisdictions, having
worked extensively in the gold, coal and base metals industries since 1976 in the Americas, Africa, Australia and the Asia Pacific
regions. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based
company, where he was responsible for Inco's global nickel
business. He is currently Vice-President of the South African
Chamber of Mines.
Mr S Venkatakrishnan (Venkat) (45) (British),
BCom, ACA (ICAI)
Chief financial officer
Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti
Goldfields Company Limited (Ashanti) where he was Chief
Financial Officer until that company's merger with AngloGold
Limited in May 2004. He was appointed to the board on
1 August 2005. Venkat has extensive financial experience,
having been a director in the reorganisation services division of
Deloitte & Touche in London prior to joining Ashanti in 2000.
Non-executive directors
Mr TT Mboweni (51) (South African), BA, MA,
(Development Economics)
Chairman and independent non-executive
Tito Mboweni was appointed to the board and as chairman
of AngloGold Ashanti on 1 June 2010. Mr Mboweni has a
long and outstanding record of public service. As Labour
Minister from 1994 to 1998, he was the architect of South
Africa’s post-apartheid labour legislation which today
continues to provide the basis for the mutually respectful
labour relationships central to AngloGold Ashanti’s
operational approach in South Africa. The past ten years
have cemented his reputation as one of the world’s foremost
and highly respected Central Bank governors.
Dr TJ Motlatsi (59) (South African), Hon DSoc
Sc (Lesotho)
Deputy chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold
Ashanti on 1 April 1998 and deputy chairman on 1 May 2002.
James retired from the board on 17 February 2011.
Mr FB Arisman (66) (American), MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on 1 April
1998. Frank, who resides in the USA, has a rich background in
Directors and management noted for their
experience
expertise
and

P

management and finance through his experiences at JP
Morgan where he held various positions prior to his retirement.
Mr R Gasant (51) (South African), CA (SA)
Independent non-executive
Rhidwaan Gasant was appointed to the board of AngloGold
Ashanti on 12 August 2010. He is the former Chief Executive
Officer of Energy Africa Limited and a former finance director of Engen Ltd and sits on the board of South African and
international non-public companies in the MTN Group.
Mr F Ohene-Kena (74) (Ghanaian), MSc
Engineering, DIC, ACSM
Independent non-executive
Ferdinand (Fred) Ohene-Kena was appointed to the board of
AngloGold Ashanti on 1 June 2010. He is the former
Ghanaian Minister of Mines and Energy and is currently a
member of the Ghana Judicial Council. He is the Chairman of
the Ghana Minerals Commission and is a member of the
President’s Economic Advisory Council.
Mr WA Nairn (66) (South African), BSc (Mining
Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000. Bill, a mining engineer, has considerable technical experience, having been the group technical director of
Anglo American plc until 2004 when he retired from the company.
Prof LW Nkuhlu (66) (South African), BCom, CA
(SA), MBA (New York University)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August
2006. Wiseman, a respected South African academic,
educationist, professional and business leader, served as
Economic Adviser to the former President of South Africa,
Mr Thabo Mbeki, and as Chief Executive of the Secretariat of
the New Partnership for Africa's Development (NEPAD) from
2000 to 2005. From 1989 to 2000, he served as a director on
a number of major South African companies, including
Standard Bank, South African Breweries, Old Mutual, Tongaat
Hulett, BMW and JCI. Wiseman was President of the South
African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei
from 1987 to 1991. He is also a member of the board of
Datatec Limited. He was elected President of the Geneva
based International Organisation of Employers (IOE) in May
2008 for a period of two years. He is a member of the
Financial Crisis Advisory Group of the International
Accounting Standards Board (IASB) and the Financial
Accounting Standards Board (FASB).
Mr SM Pityana (51) (South African), BA (Hons)
(Essex), MSc (London); Dtech (Honoris) (Vaal
University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on
13 February 2007. Sipho has extensive experience in
management and finance, and has occupied strategic roles in
both the public and private sectors, including that of Director
General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings
(Proprietary) Limited, a local empowerment group and a
significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South
African companies.
Executive management
In addition to Mr M Cutifani and Mr S Venkatakrishnan, the
two executive directors, the following make up the Executive
Committee:
Dr CE Carter (48), BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and
Organisational Effectiveness
Mr RN Duffy (47), BCom, MBA
Executive Vice President – Continental Africa
Mr GJ Ehm (54), BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Mr RW Largent (50), BSc (Min. Eng), MBA
Executive Vice President – Americas
Mr RL Lazare (54), BA, HED, DPLR, SMP
Executive Vice President – South Africa
Mr AM O'Neill (53), BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Mr TML Setiloane (51), FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability
Ms YZ Simelane (45), BA LLB, MAP, EXMPM
Senior Vice President – Corporate Affairs
Company secretary
Ms L Eatwell (56), FCIS, FCIBM

P

AngloGold Ashanti Annual Review 2010
Safety review
Safety review
Safety is our most important business consideration and we are committed to creating the safest possible working environment for our employees. Poor safety performance is unacceptable.
When our current business goals were put in place in 2008, we committed to the long-term goal of operating an injury-free
business and established a five-year goal of reducing fatality rates by 70%, working from a 2007 baseline.
We have made significant progress towards this target. In
2008, when the ‘safety is our first value’ campaign was
introduced, a step change in safety performance was
achieved. Between 2007 and 2008 there was a decrease of
59% in the number of fatal injuries and a 20% reduction in the all injury frequency rate, as illustrated in the graphs opposite.
In 2009 and 2010, injury frequency rates continued to improve.
A further step change is, however, required to meet our longer-
term objectives. This cannot be achieved through individual
campaigns alone, but requires a systemic cultural change in
the business, integrating a new way of thinking about safety into the way we work, and underpinned by an organisational
culture which displays a deep respect for the dignity and
wellbeing of others.
06
07
08
22.83
20.95
16.66
09
10
12.88
11.50
All injury frequency rate – group
2006 – 2010
06
07
08
37
34
14
09
10
15*
15
Fatalities – group
2006 – 2010
* This number has been restated from the number of 16 previously recorded by the company for 2009. Following the investigation into a fatal incident in
May 2009 at Moab Khotsong Mine in South Africa, the Department of Mineral
Resources (DMR) determined that the incident was not a mine fatality.
Safety
is our
value
first

P

AngloGold Ashanti’s safety
transformation project
The safety transformation project was initiated in 2008 and has resulted in the development of a safety transformation
approach which has three components:
•
Engaging people – people and culture are vitally important
in creating a safe working environment. Compliance with
rules and procedures alone cannot address or mitigate all
hazards and risks. A culture which fosters improvements in
safety performance is built on people who think for
themselves about safety issues and who take ownership
and accountability for creating a safe environment.
•
Building the right systems – systems play a key role in
influencing the work environment. We have set ourselves the
task of building robust systems that are specific to safety
and ensuring that safety considerations are thoroughly
integrated with other organisational systems that sustain
safety, such as knowledge management.
•
Managing risks effectively – our approach is to eliminate
hazards where possible, and if they cannot be eliminated,
to manage their commensurate risks. This requires
broader thinking about hazards and risk, which will result in building more robust defences to protect people from
harm, based on group-level, technical, administrative and
individual controls.
In memoriam
We record with sadness the loss of 15 of our colleagues in operational accidents in 2010.
In South Africa:
Sabido Debrito Augusto at Kopanang
Hendrie Khosa and Fundile Gaqelo at Moab Khotsong
Sabelo Hezekiel Dlamini and Boy Africa Mabuza at
TauTona
Fanele Nobulongwe and Bonginkosi Hertzog
Madlopha at Mponeng
Vasco Alfabeto Nhazilo and Motlatsi Elias Ramokoena
at Tau Lekoa
Jonase Serame Mosebo at Kopanang
In Guinea:
Alimou Bangoura at Siguiri
In the Democratic Republic of the Congo:
Damien Unegi Anefwa at the site of the Mongbwalu Project
In Tanzania:
Esau Mwakibuja and Honest Ngowi at Geita
In Mali:
Lassina Bamba at Sadiola
All injury frequency rate by region:
Region
2010
2009
2008
2007
2006
South Africa 16.69 17.72 22.28 29.10 33.12
Continental Africa 5.26 6.09 8.27 10.31 10.33
Americas 5.66 7.12 9.92 7.16 8.63
Australasia 13.10 8.64 15.17 14.49 17.01
Greenfield exploration 16.99 20.56 16.55 24.90 9.36
Group 11.50 12.88 16.66 20.95 22.83
The all injury frequency rate is the total number of injuries including fatalities that occur per million hours worked. It is being introduced across the company as a measure of safety performance, replacing a focus on the lost time injury frequency rate (LTIFR). This approach is consistent with our commitment to eliminate all occupational injuries.

P

AngloGold Ashanti Annual Review 2010
Safety review
This approach has been translated into a safety framework
for the business, which is integrated into the broader
operational model that has been developed through Project
ONE. Implementation of the safety transformation
framework through the operational model will enable the
company to target and deliver on long-term and sustainable
safety improvements.
We aim to achieve continued improvement in safety
performance towards an 2015 business goal of an all injury
frequency rate of less that 9 per million hours worked. The
target to reduce fatalities by 70% by 2012 remains intact.
Safety review
Begin implementation of the Safety
Transformation project
Improving operational safety performance
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. The target to reduce fatalities by 70% by 2012 remains intact.
Work is underway to continue implementation of safety transformation within Project ONE in 2011 through:
•
completion of guidelines by mid-2011 to support roll out of the global safety standards;
•
implementation of a new model and process for accident investigation;
•
a review of organisational safety capabilities; and
•
development of operational safety plans to business unit teams.
We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45% improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.
Achieving a further 20% reduction in
the all injury frequency rate with the
long-term objective of operating an
accident-free business

P

Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security,
community, environmental, human resources, legal and
regulatory, ethics, governance and labour relations. Operating with respect for human rights is a particularly relevant
consideration for the company because of the location of many of the company’s operations in regions of the world, including in post-conflict zones, where there are few formal employment opportunities apart from mining.
This context creates the potential for tension between mines and communities over issues such as land usage, relocation,
and artisanal and small-scale mining (ASM). ASM activity is
often the cause of difficult security issues, including allegations of breaches of human rights. Potential solutions lie in devising programmes for co-habitation with ASM activity and in ensuring that security responses observe the Voluntary Principles on
Security and Human Rights (the VPSHR).
In striving to meet our commitments and to mitigate risk, we have aimed to take human rights considerations into account
in developing policies in the areas of health, safety,
community, environment, human resources, security and
corporate governance. We have not, however, had a
company-wide human rights policy in place. This is an area of work which was initiated in 2010 and will be developed further in 2011, in alignment with the progress that has been made in the UN in defining the responsibilities of business to respect human rights.
Significant progress on implementation of the VPSHR was
made in 2010. Procedures, standards and practices were
reviewed and refined to ensure full compliance, while standards and procedures were revised to include rules of engagement,
the use of force, and the application of less-lethal force, and allow for transparency in security agreements and contracts.
Current efforts in respect of training on the VPSHR will be
sustained at all sites to improve engagement processes. The
percentage of security service providers trained in the VPSHR in 2010 increased slightly to 88%, compared to 86% in 2009.
In 2011, training will be extended to stakeholders external to security, where this is appropriate, including employees,
community groups and civil societies, to create a better
understanding of the issues we face and our goal of eliminating all VPSHR allegations and incidents.
dignity
Acting with
and
respect
Human rights review

P

AngloGold Ashanti Annual Review 2010
Human rights review
Human rights review
Human rights and business
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.
In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights
(VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
•
complete implementation of the global security framework by the end of 2011; and
•
review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.
Zero violations of the Voluntary
Principles on Security and Human
Rights (VPSHR) in 2010
In 2010, two violations of the VPSHR were recorded. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero
VPSHR violations.
We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all
contracts with private and public
security
A review of all contracts with private and public security is underway in order to achieve this target and is scheduled for completion by the end of 2011.

P

AngloGold Ashanti has grown rapidly over the past 12 years
from its South African origins into a global gold company and currently employs 62,046 people (including contractors). To
underpin future growth and to achieve our business and
growth objectives, a consistent operating framework, Project
ONE has been devised to enable delivery on the company’s
vision, mission and values.
Development and implementation of Project ONE is being
guided by a steering committee chaired by the CEO. It has two major components:
•
the System for People (SP), aimed at having the right
person in the right role doing the right work; and
•
the Business Process Framework (BPF), aimed at having
the right work done at the right time and in the right way.
The SP component in particular aims to realise one of
AngloGold Ashanti’s core principles, that ‘People are the
business’ and thus aspires to provide leadership and
managerial processes to establish a culture of accountability and trust in which each individual is able and willing to work to his or her full potential.
Implementing the System for People
Our business objectives can only be met through a workforce
that is capable, accountable and engaged, and where each
employee is able to undertake the right work at the right time in order to deliver consistently on the objectives of the
Human resource review
engaged
Towards a
and
workforce
productive
South Africa
57%
Continental Africa
25%
Americas
11%
Australasia
1%
Other
(including exploration sites)
6%
Employees by region of operation
for the year ended 31 December 2010
Average number of employees by region:
2010
2009
South Africa 35,660 37,425
Continental Africa 15,761 15,267
Australasia 494 1,776
Americas 6,582 5,884
Other * 3,549 3,012
Total 62,046 63,364
*
Includes corporate and non-gold producing subsidiaries

P

AngloGold Ashanti Annual Review 2010
Human resource review
Human resource review
business. The SP enables a structured, common approach for
people to work together to support long-term business
improvements. It has three principal objectives:
•
Creating the right organisation design;
•
Ensuring the right people are in the right roles; and
•
Developing effective working relationships.
Transformation and diversity
Considerations of transformation and employee diversity
provide context for the implementation of the SP in each region and at each operation. A transformation policy and strategy
was approved in November 2010 and will be incorporated into
regional and operational policies, leadership practices and the
SP from 2011. The purpose of the transformation policy and
strategy is to translate the company’s values into the way we do business globally, extending our focus on transformation
beyond South Africa, and beyond pure legislative compliance.
Employee and community health
Ill health as a natural consequence of our business is
unacceptable and our employees must be able to go home fit
and well at the end of each working day. In many areas of
operation, employee and community health issues are
inseparable and integrated strategies are required.
The most material health risks facing AngloGold Ashanti are:
•
Silicosis;
•
Noise-induced hearing loss;
•
HIV/AIDS; and
•
Malaria.
A global health strategy has been developed with the following objectives:
•
sustain and improve the health status of the workforce
through disease prevention, early disease identification,
effective illness and injury management, and effective
rehabilitation;
•
sustain and improve the health status of the communities in
which we operate by managing the potential for positive and
negative health impacts; and
•
provide a working environment conducive to health through
pro-active and systematic hazard management.
A health management system will be designed and
implemented which will be compatible with the best practice
standards on occupational health and safety already in use at our operations and will be integrated with our broader
business systems such as Project ONE.
People – commitments and progress
Our 2009 commitments
Our progress in 2010
Continue with the roll-out of the
System for People (SP), including the
global values survey
Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles. The global values survey was completed in 2010 and the results reviewed by the Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy
in Continental Africa and develop a
model for conducting wage
negotiations which can be applied
throughout the company’s Continental
African operations
A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.
Standardise, to the extent possible,
the conditions of employment of senior
managers to facilitate mobility within
the company
A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company’s Remuneration Policy that was approved by the shareholders at the annual general meeting held in May 2010.

P

Occupational and community health – commitments and progress
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in
Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.
We have set the following goals relating to wellness and occupational environment:
•
continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South
Africa (2008 onwards) after December 2013;
•
meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South
African operations;
•
roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
•
in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by
2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).
We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability.
We have been in compliance with the 2013 industry noise targets since 2008 and have now set stricter internal benchmarks.
Intensify hearing conservation
programmes and continue to silence –
to acceptable levels – all identified
noise equipment in order to achieve
the industry milestone of no
deterioration in hearing greater than
10% among occupationally-exposed
individuals at South African operations
Elimination of new cases of silicosis
after December 2013 among
employees in South Africa with no
occupational exposure prior to 2008
We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set more stringent internal benchmarks for exposure.
Maintain a rate of 80% of South
African employees attending voluntary
counselling and testing for HIV (VCT)
during 2010, excluding current
wellness clinic attendees
74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of
HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of
avoidable drop-outs from wellness
programmes in 2010
Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB)
incidence to 3% of all South African
employees by 2010
We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB
cases in 2010
Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

P

AngloGold Ashanti Annual Review 2010
Community review
Community review
mutual
Partnering
for
benefit
AngloGold Ashanti’s vision is to become the leading mining
company which, in the context of sustainability, implies that we will adopt an approach which is inclusive and engaging of a broad range of stakeholders, including host communities
and governments.
Many of the communities which host our operations are
vulnerable. Transparency in our interactions with both
communities and governments, as well as an approach of
partnership is therefore essential if they are to derive sustainable economic benefit from our operations. AngloGold Ashanti is in the process of developing a global sustainability strategy, one of the objectives of which is to promote a more consistent
approach to local socio-economic development, community
and government relations, and which will be integrated with
our organisational change model, Project ONE.
Our Community and Environmental Framework remains in
place to inform community and environment strategies
developed across projects and operations.
Economic value added and distributed
AngloGold Ashanti’s economic value-added statement
outlines the financial contributions made in respect of, among others, dividends to shareholders, salaries and wages to
employees, social investments in communities and taxes paid
to governments.
The Annual Financial Statements 2010 and our website,
www.anglogoldashanti.com, give more detailed information
relating to operating costs, employee salaries and benefits
accruing to shareholders. In the Sustainability Report 2010 and the related supplementary web-based information we provide
disclosure relating to the two remaining aspects of the value-
added statement – payments to government and community
and social investments including infrastructural investment.
AngloGold Ashanti is a member of the Extractive Industries
Transparency Initiative (EITI). The EITI process supports fiscal transparency and governance, both of which are important in
promoting sustainable economic development.

P

Economic value added statement for the years ended 31 December
$m
$m
%
2010
%
2009
Economic value generated
Gold sales and by-product income
97
5,463
96
3,862
Interest received
1
43
1
54
Royalties received
–
8
–
–
Profit from sale of assets
–
–
1
49
Income from investments
2
106
2
94
Total economic value generated
100
5,620
100
4,059
Economic value distributed
Operating costs
(1)
41
2,289
28
1,136
Employee salaries, wages and other benefits
24
1,365
28
1,117
Payments to providers of capital
4
233
4
184
– Finance costs and unwinding of obligations
3
166
3
139
– Dividends
1
67
1
45
Payments to governments
– Current taxation
3
147
4
164
Community investment
(2)
–
16
–
11
Total economic value distributed
72
4,050
64
2,612
Economic value retained
28
1,570
36
1,447
(1)
Operating costs for 2009 have been restated to include the effects of the realised gains and losses on non-hedge derivatives and exclude profit (loss) from associates and joint ventures. Operating costs in 2010 are higher due to increased royalty expenditure of $142m (2009: $84m), rehabilitation costs of
$109m (2009: $22m) and mandatory convertible bond transaction costs of $56m (2009: nil). The 2010 and 2009 years exclude hedge buy-back costs.
(2)
Community investment excludes equity accounted joint ventures.
Payments to government by country in $000
2010
2009
2008
Argentina*
62,581
36,592
31,449
Australia
28,095
54,382
65,645
Brazil
122,499
78,353
82,862
Colombia
14,561
9,617
8,053
DRC
10,494
2,177
2,174
Ghana*
61,558
55,409
42,079
Guinea*
96,344
63,567
37,621
Mali*
170,320
153,296
118,145
Namibia
14,014
6,833
9,236
South Africa
199,455
117,707
91,106
Tanzania
44,994
59,743
38,466
USA
19,406
6,576
7,713
Total
844,321
644,252
534,549
*Includes dividends paid to governments as shareholders of operations.

P

AngloGold Ashanti Annual Review 2010
Community review
Community review
Indirect economic benefits resulting
from our operations
Our contribution to society and the communities in which
we operate often extends beyond the direct payments
made to communities and government. Healthy and co-
operative relationships between the company and
stakeholders, including appropriate responses to community
complaints and grievances regarding our impacts, often
contribute towards developmental benefits. Investment in
infrastructure and local procurement can contribute to local economic development.
We operate in various and complex environments, namely in
developing countries where in many cases we play a pivotal
role in providing a source of income to individuals and families or account for a significant percentage of gross domestic
product. In such environments we contribute to social
infrastructure development, for example power supply, water
provision and sanitation and road construction and
maintenance. Even in more developed economies, the role of
the company is still crucial in many respects in preserving local values and culture, and enhancing the socio-economic status
and quality of life of host communities.
In order to make these investments sustainable, we adopt an
approach of partnership with local governments,
communities and other relevant stakeholders; co-designing
strategies that will ensure that communities continue to thrive beyond the lifespan of our operations. In this regard, we
strive to identify communities before we start to mine, and
engage with them appropriately throughout the life of mine
and during closure.
Community engagement
AngloGold Ashanti defines communities as the groups of
people who are directly or indirectly affected by an operation, both positively and negatively. They include host communities
– communities in which the operation is located, labour-
sending communities, communities along the operation’s
transport routes where this applies, and, in some cases, other groups, including former local residents and their families who have moved away but still have strong familial, business or
other ties to the area.
Engagement efforts generally focus on two aspects – building relationships with stakeholders and working towards the
development of strong economic partnerships. We do this by,
among others, implementing mechanisms for handling
grievances and complaints, continually assessing the impact
of our presence and activities and implementing and assessing steps to minimise and mitigate those impacts.
Management standards on engagement and community
complaints and grievances, which are expected to be
approved in 2011, will assist the sites in employing the correct strategies of engagement. Even while the standards are being finalised and approved, work continues to tackle these
challenges.
Community incidents in 2010
One of the company’s six business goals is the reduction of
reportable incidents on community and environment. Our
long-term objective is the complete elimination of these
incidents. In 2010, community incidents were included in the incident classification and reporting standard. During 2011, work will continue to understand these impacts and reduce
their numbers. Seven reportable community incidents were
recorded in 2010.
Engagement with government
The government relations function aims to support the
company by addressing its key strategic issues in a
collaborative way with host governments. Its work is
Community investment by region in $000
2010
2009
2008
South Africa
3,242
2,962
3,177
Continental Africa
8,047
5,525
3,770
Americas
5,480
2,804
1,997
Australasia
456
133
117
Sub-total
17,225
11,424
9,061
Less equity accounted investments included above
(1,145)
(543)
(620)
Total
16,080
10,881
8,441

P

underpinned by an appreciation that government is the
custodian of each country’s natural resources. It has full
authority to regulate and legislate the licensing of exploration and exploitation of natural resources. Various ministries within each government have a role to play in regulating the industry in areas such as environment, safety, water, finance and taxes.
Local skills development
Significant direct and indirect economic benefits are generated in host communities through investment in local skills
development ranging from hiring, training and developing
employees from local communities.
AngloGold Ashanti and communities
Our 2009 commitments
Our progress in 2010
Final approval of management
standards and associated guidance
material that govern how the company
interacts with communities
Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into
each operation’s ISO 14001
management system by 2012
The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government
relations function into decision-making
processes, including through
development of a management
standard by 2011
In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.
Our 2011 commitments
In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.
Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.
To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.
Roll-out of a pilot government
engagement strategy model in South
African and in a minimum of two other
jurisdictions in 2011
This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the
Mining Charter review
We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.

P

AngloGold Ashanti Annual Review 2010
Environment review
Environment review
Our mining operations share scarce resources with the
communities which host us and responsible stewardship of these resources and of the environment is therefore a moral imperative.
If we do not act responsibly in this respect, we risk eroding the goodwill of these communities and potentially incurring legal penalties. We also have a broader societal obligation to operate in a way which safeguards the environment and uses all
resources efficiently.
Our commitments on stewardship of the environment and natural resources are reflected in our company values, where we
undertake to continually improve our technology and processes to prevent pollution, minimise waste, increase our carbon
efficiency and make efficient use of natural resources. These commitments are also reflected in our company goals, which
include reducing environmental incidents by 60% by 2013 (from a 2008 baseline) and their elimination in the longer term. The number of environmental incidents reported in 2010 decreased by 47% to 27 (from 51 in 2009).
Changing economic, social and environmental conditions
challenge us to develop innovative solutions and responsible mining practices. The cost of energy, for example, varies with our consumption profile, fuel price fluctuations, electricity tariffs and the legislation in place in each jurisdiction where we operate. The availability and management of water are issues which pose
short- and long-term risks and opportunities. In many cases we are under pressure to reduce consumption of energy and water while meeting increased demands for these resources as a result of the expansion of mining activities or the changing nature of mining operations.
Focus areas
There are five areas of focus in relation to environmental and natural resource stewardship:
•
water;
•
energy and greenhouse gas emissions;
•
land;
•
hazardous materials; and
•
air quality.
Water – management and security
Water is used for multiple applications in the gold mining
industry. Process water used in applications where chemicals and other additives are applied is usually unsuitable for
release into the environment without prior treatment.
Preventing its accidental release is therefore a crucial water management objective.
environment
the
Respecting

P

AngloGold Ashanti faces varied water management
challenges, including competing needs for water in some
areas, the potential threat of disruptions to water supply and a high level of stakeholder concern over water supply and
quality. Our water management standard sets out good
practice requirements for the monitoring and management
of surface and groundwater quality as well as its
consumption. Since its launch in 2009, our operations have
steadily been working to address deficiencies with respect
to the specified requirements. Internal reviews of compliance to this and other approved standards are planned for 2011
and 2012 under the Community and Environment Review
Programme (CERP).
In South Africa, we have been proactive in addressing
potential risks associated with mine flooding and are
developing regional flooding models, expanding on existing
agreements with neighbouring mines to ensure continued
engagement and engagement with stakeholders at national
level to expedite current technical solutions. The solution
here will require an inclusive and collaborative approach
from government, industry and community stakeholders
and we remain committed to continued engagement with
all of our stakeholders to ensure the protection of
communities and the environment and, ultimately, the
sustainability of our business.
In Ghana, water management concerns in March 2010
resulted in the suspension of gold processing activities at the
Obuasi mine in Ghana for five days, pending implementation of a revised water management strategy to reduce contaminants
contained in mine discharge. Construction of two process
water treatment plants is scheduled for completion by the
second quarter 2011, to better manage excess water to the
north and south of the mine.
Water security is a complex issue, requiring comprehensive
attention to all aspects of water performance (including
consumption, reuse, recycling, quality, discharge profile and infrastructural integrity). The concept of integrated water
management is being adopted progressively across all
AngloGold Ashanti’s operations and we are currently
developing a range of water performance metrics, to be
introduced formally in 2012. Our immediate focus is on making the water performance gains from business improvement
initiatives explicit, setting site-based targets for water
performance in our 2012 business plan, incorporating
integrated water management into our global BPF and
developing internal capability on integrated water management.
Energy – security, efficiency and costs
Mining is an energy-intensive industry and with rising costs and climate change high on the global agenda, we seek to
manage our energy consumption wisely. This means reducing
consumption where feasible, and exploring new technologies
for lowering consumption. AngloGold Ashanti faces specific
challenges in increasing energy efficiency at its operations.
Wherever possible we employ energy efficient technology.
Water usage and efficiency by region:
Water usage ML
Water efficiency kL/oz
2010
2009
2010
2009
South Africa
20,896
19,649
11.70
10.93
Continental Africa
24,436
26,344
14.34
14.18
Australasia
3,485
3,703
8.80
9.23
Americas
5,817
5,426
6.22
5.97
Group
54,664
55,138
11.34
11.11
Group consumption totals include usage at Tropicana.

P

AngloGold Ashanti Annual Review 2010
Environment review
Environment review
Secure, reliable energy supply is an imperative, for AngloGold
Ashanti and the industry as a whole. We take electricity from the national grid in South Africa, Namibia, Ghana, the USA and partially in Brazil. With the exception of hydroelectric supply to our Brazilian operations, all other operations are fed by on-site fossil fuel generation facilities using diesel, heavy fuel oil or natural gas. We also use diesel as a fuel in trucks and other heavy equipment.
Current priorities are to embed comprehensive energy
performance monitoring practices within the BPF, set site-
based targets for energy performance for inclusion in our 2012 business plan, make the energy benefits from business
improvement projects explicit and develop processes for
better sharing of information internally on energy performance.
In an endeavour to reduce our energy consumption to the
extent technically and economically feasible, we have
refocused our attention over the past few years on improving energy performance across our operations.
Managing our energy costs is an increasingly significant
challenge. Our energy consumption for 2010 remained
relatively stable at 30.6 million GJ, however our energy
efficiency worsened by 5.8%. Energy costs continue to
increase rapidly – rising 33% from 2009 to 2010 – and are
expected to accelerate further. In 2010, energy costs were
18.7% of total operating cash costs for our operations and this ratio is continuing to rise. In South Africa and Ghana, electricity prices increased by approximately 25% during 2010.
While our electricity consumption has increased by 0.8%
only, electricity costs have increased by 35%. Diesel fuel
consumption increased by 8% while diesel costs escalated
by 30% globally.
GHG emissions and efficiency by region:
Emissions (Mt CO
2
e)
Efficiency (t CO
2
e/oz)
2010
2009
(2)
2010
2009
(2)
South Africa
3.42
3.40
1.92
1.89
Continental Africa
0.80
0.79
0.47
0.43
Australasia
0.15
0.14
0.39
0.34
Americas
0.32
0.29
0.34
0.32
Group
4.70
4.61
0.97
0.93
(2)
2009 data has been restated due to restatements in energy consumption data.
Energy usage and efficiency by region:
Energy usage (million GJ)
Energy efficiency (GJ/oz)
2010
2009
2010
2009
(1)
South Africa
12.37
12.35
6.93
6.87
Continental Africa
11.30
11.13
6.63
5.99
Australasia
2.27
2.02
5.75
5.04
Americas
4.68
4.31
5.00
4.75
Group
30.62
29.81
6.35
6.01
(1)
Energy consumption data for 2009 has been restated owing to omissions and fuel conversion factor errors found in the data originally reported.

P

Greenhouse gas emissions
Our total greenhouse emissions in 2010 were 4.7Mt CO2e, an
increase of 2.0% on 2009. As our production declined by
2.9% in this period, our greenhouse gas emissions intensity
deteriorated by 5.0% overall.
Approximately 99% of our reported Scope 1 and Scope 2 global greenhouse gas emissions are directly related to energy
consumption. Consequently, improving our energy performance
at every opportunity is our primary avenue for mitigating the impacts of climate change arising from our operations.
Land
AngloGold Ashanti owns or controls large tracts of land, even though only a relatively small area may be used for mining
purposes. Underground mining has a small physical footprint
while open-pit operations impact a much larger area. The
location of mining activities cannot be altered to avoid impacts, however, we have some flexibility with respect to mining
method and the location of ancillary infrastructure.
Environmental protection, community preferences, the viability of mining operations and regulatory requirements all contribute to our choices in this regard, which are informed primarily by our commitment to our values.
A range of land-related issues are taken into account in
planning and managing operations, the most significant of
which are:
•
land access;
•
biodiversity, land disturbance and rehabilitation; and
•
management of the waste and tailings generated from
mining and processing activities.
Hazardous materials
The management and disposal of potentially hazardous
materials related to gold production requires special attention.
Our chemical and waste standards address the management of
risks arising from the use of hazardous materials as well as waste avoidance, reduction, re-use, recycling, treatment and disposal.
The use of cyanide is of particular concern and AngloGold
Ashanti is a signatory of the international cyanide management code which supports the responsible manufacture,
transportation and use of cyanide in gold mining, enhances
measures for the protection of human health, and reduces the potential for environmental impacts. As a signatory to the
code, our operations are audited by independent third parties to ensure compliance. The results of these audits are publicly available. Currently, 15 of 19 operations using cyanide are
certified to be compliant with the cyanide code.
Air quality
Our operations in Guinea, Mali, Namibia, Tanzania and South
Africa are situated in arid regions where dust management is necessary. To protect communities around these mines, water is used to suppress dust from roads. Dust on tailings facilities is controlled by using surface binding agents, water and vegetation.
During 2009, an air quality management standard was issued
which stipulates requirements to ensure minimum air quality
performance for the company’s operations. While the primary
source of non-compliance regarding sulphur dioxide
emissions in South Africa has been addressed through the
closure of the sulphuric acid section of the Vaal River East
Gold Acid Float plant, the focus on air quality management in the region will continue.
Climate change
Potential physical risks to our operations as a result of climate change include increased rainfall or reduced water availability, higher temperatures and extreme weather events, while the
communities around our mines could be exposed to an
increased risk of food insecurity, water scarcity and adverse health impacts. We will be working in 2011 to improve our
understanding of the potential impact of climate change on our business and to develop appropriate responses.
Legislation on climate change is being considered in Australia, the USA, South Africa and Brazil which may, if passed, have a financial impact on our operations. AngloGold Ashanti is
actively engaging with these governments to ensure there is a balance between effectiveness in addressing climate change
and adverse impacts on the economy and business.

P

AngloGold Ashanti Annual Review 2010
Environment review
Environment review
Environmental and natural resource stewardship – progress and commitments
Our 2009 commitments
Our progress in 2010
Continue work to improve energy and
water performance including through
the development of site-level
objectives
Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water
security position for all operations
High-level energy and water security reviews have been completed at 15 of our
19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate
change opportunities and risks
Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in
South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the
South Africa region where our energy consumption is 40% of the group total.
Final approval or development of
management standards and
associated guidance material that
govern how the company interacts
with the environment
Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.
Exploration and closure
Exploration and closure planning are essential to mining in a sustainable manner and to leaving communities with a
sustainable future. Closure planning must begin at the
exploration stage. Rehabilitation costs must be provided for over the lifetime of the operation, and rehabilitation work
undertaken in line with our commitment to respect the
environment. Communities which have hosted our operations
must be consulted on what we leave behind in terms of
infrastructure and impacts. Stakeholder engagement took
place at all advanced exploration sites during 2010.
Closure planning and provision
All mining operations eventually cease. Closure planning is a critical operational activity, potentially with significant
reputational implications. The associated liabilities must be provided for and publicly disclosed. Closure planning is an
activity that starts at exploration and mine design and
continues throughout the life of mine.
The company’s Environment and Community Policy commits
the company to ensuring that financial resources are available to meet its closure obligations. Our long-term remediation
obligations include decommissioning and restoration liabilities relating to past operations which are based on our
environmental management plans and comply with current
environmental and regulatory requirements.
In 2010, discounted closure liabilities increased from $418 million to $551 million.
Community imperatives
Among concerns associated with closure is the need to
ensure that commitments to communities have been
recorded and are acted upon. After the mine has closed the
local community must live with its legacy. Our closure
standard stipulates that closure planning must be undertaken in consultation with the community.

P

Exploration and closure – progress and commitments
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.
During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.
Work on findings of review conducted
in 2009 to address any site-level
deficiencies in closure plans and
ensure alignment with company
management standard by 2011
An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.
Our 2011 commitments
Improve energy performance by:
•
developing site-based targets and action plans from 2012 onwards;
•
continuing to refine energy metrics, performance measurement and reporting during 2011; and
•
quantifying the energy benefits of business improvement initiatives.
Improve energy security at our operations by:
•
finalising high-level reviews of site energy security arrangements during 2011; and
•
commencing the development of site-based energy security strategies for life of mine.
Improve water performance by:
•
developing site-based targets and action plans from 2012 onwards;
•
continuing to refine key performance indicators, performance measurement and reporting during 2011; and
•
quantifying the water benefits of business improvement initiatives.
Improve water security at our operations by:
•
finalising high-level reviews of water security arrangements during 2011;
•
commencing the development of site-based water security strategies for life of mine; and
•
embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.
Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.
Over 2011 and 2012, a programme of assessing compliance with the environment-focussed management standards approved during 2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a roll-
out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.

P

AngloGold Ashanti Annual Review 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Mineral Resources and Ore Reserves are reported in
accordance with the minimum standards described by the
Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2004
Edition), and also conform to the standards set out in the
South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code,
2007 edition). Mineral Resources are inclusive of the Ore
Reserve component unless otherwise stated.
Mineral Resources
When the 2009 Mineral Resource is restated to exclude the
sale of Tau Lekoa (6.2Moz), the Mineral Resource is reduced
from 226.7Moz to 220.5Moz. The total Mineral Resource
remained steady, dropping slightly from 220.5Moz in 2009 to
220.0Moz in December 2010. A year-on-year increase of
5.8Moz occurred before depletion is taken into account and a decrease of 0.5Moz after depletion. It should be noted that
changes in economic assumptions from 2009 to 2010 resulted
in the Mineral Resource increasing by 3.5Moz whilst
exploration and modelling resulted in an increase of 0.7Moz.
The remaining increase of 1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled
6.3Moz.
Mineral Resources have been estimated using a gold price of
$1,100/oz (2009: $1,025/oz).
Ore Reserves
When the 2009 Ore Reserve is restated to exclude Tau Lekoa
(0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to
70.6Moz. Using the restated figure, the AngloGold Ashanti Ore
Reserve increased from 70.6Moz in 2009 to 71.2Moz in
December 2010. A year-on-year increase of 6.2Moz occurred
before depletion of 5.6Moz, resulting in an increase of 0.6Moz after depletion. It should be noted that changes in the
economic assumptions from 2009 to 2010 resulted in the Ore
Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.
Ore Reserves were estimated using a conservative gold price
of $850/oz (2009: $800/oz).
Mineral Resources and Ore Reserves
growth
underpin

P

Ore Reserve reconciliation
2010 vs 2009 (Moz)
Moz
(3)
Reductions
73
71
69
67
65
63
61
59
57
55
71.2
2010
Change
(1.2)
Other
4.7
Additions
70.6
2009*
* Restated to exclude Tau Lekoa
Mineral Resource reconciliation
2010 vs 2009 (Moz)
Moz
(4.7)
Reductions
225
220
215
210
205
200
220
2010
Change
(3.6)
Other
7.8
Additions
220.5
2009*
* Restated to exclude Tau Lekoa
Mineral Resource
Moz
Mineral Resource as at 31 December 2009
226.7
Sale of Tau Lekoa
(6.2)
Restated 2009 Mineral Resource
220.5
Reductions
Great Noligwa
Due to economics and depletion
(2.4)
TauTona
Transfers to Mponeng to improve change of mining
(1.3)
Siguiri
Revision to modelling procedures and increased costs
(1.0)
Other
Total of non-significant changes
(3.6)
Additions
Vaal River Surface
An economic study demonstrated that these tailings can
3.0
West Wits Surface
be economically reworked to recover uranium
1.3
Other
Total of non-significant changes
3.5
Mineral Resource as at 31 December 2010
220.0
Rounding of numbers may result in computational discrepancies
{

P

AngloGold Ashanti Annual Review 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
By-products
Several by-products are recovered as a result of the
processing of gold Ore Reserves. These include 21,591t of
uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina.
Details of by-product Mineral Resources and Ore Reserves
are given in the Mineral Resource and Ore Reserve
Report 2010*.
External audit of Mineral Resource
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2010 Mineral Resources at
the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):
•
Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong
mines;
•
Cerro Vanguardia;
•
Serra Grande;
•
Cripple Creek & Victor; and
•
Mongbwalu.
AngloGold Ashanti’s 2010 Ore Reserves at the following
operations were submitted for external audit by a number of
international consulting companies, namely:
•
Geita
AMC
•
Obuasi
AMC
•
Siguiri
AMC
•
Sunrise Dam: Underground
Optiro
•
Cripple Creek & Victor
Pincock Allen and Holt
•
Cerro Vanguardia
Xstract
•
Serra Grande
Xstract
•
AGA Mineração-Cuiabá
Xstract
The company has been informed that the audits identified no
material shortcomings in the process by which AngloGold
Ashanti's Mineral Resources and Ore Reserves were
evaluated. It is the company's intention to continue this
process so that each of its operations will be audited, on
average, every three years.
Ore Reserve
Moz
Ore Reserve as at 31 December 2009
71.4
Sale of Tau Lekoa
(0.8)
Restated 2009 Ore Reserve
70.6
Reductions
Geita
Depletions and model changes
(0.9)
Obuasi
Depletions and refinements to Ore Reserve estimation
(0.7)
Siguiri
Remodelling in accordance with reconciliation and depletion
(0.7)
TauTona
Depletion and transfers to Mponeng, minor model changes
(0.7)
Other
Total of non-significant changes
(1.2)
Additions
Cripple Creek & Victor
MLE2 project study incorporated
1.4
Mponeng
Successful conversion drilling and minor transfers from TauTona and Savuka
1.2
Sadiola
Additions from Deep Sulphide project
0.8
Other
Total of non-significant changes
1.3
Ore Reserve as at 31 December 2010
71.2
Rounding of numbers may result in computational discrepancies

P

Competent persons
The information in this report relating to exploration results,
Mineral Resources and Ore Reserves is based on information
compiled by the Competent Persons. These individuals are
identified in the expanded Mineral Resource and Ore Reserve
Report 2010*. The Competent Persons consent to the
inclusion of Exploration Results, Mineral Resource and Ore
Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and
implemented a rigorous system of internal and external
reviews of Exploration Results, Mineral Resources or Ore
Reserves. A documented chain of responsibility exists from the
Competent Persons at the operations to the company's
Mineral Resource and Ore Reserve Steering Committee.
Accordingly, the Chairman of the Mineral Resource and Ore
Reserve Steering Committee, VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM,
assumes responsibility for the Mineral Resource and Ore
Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
*
A detailed breakdown of Mineral Resources and Ore Reserves is provided in the Mineral Resource and Ore Reserve Report 2010, which is available on or about 26 March 2011 on the AngloGold Ashanti website
(www.anglogoldashanti.com), from where it may be downloaded as a
PDF file using Adobe Acrobat Reader. The report is also available in printed format on request from the AngloGold Ashanti offices at the addresses given on page 84.
Inclusive Mineral Resource – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa
Measured
26.51
15.30
405.52
13.04
Indicated
753.04
2.76
2,075.87
66.74
Inferred
40.82
13.81
563.55
18.12
Total
(1)
820.38
3.71
3,044.94
97.90
Democratic Republic of
Measured
–
–
–
–
the Congo
Indicated
59.67
3.64
217.41
6.99
Inferred
30.54
3.27
99.94
3.21
Total
90.21
3.52
317.35
10.20
Ghana
Measured
77.12
4.83
372.49
11.98
Indicated
83.38
3.82
318.84
10.25
Inferred
105.26
3.71
390.99
12.57
Total
265.76
4.07
1,082.33
34.80
Guinea
Measured
43.18
0.65
28.28
0.91
Indicated
101.78
0.77
78.19
2.51
Inferred
77.77
0.85
66.11
2.13
Total
222.73
0.77
172.58
5.55
Mali
Measured
15.52
1.36
21.17
0.68
Indicated
54.86
1.79
98.07
3.15
Inferred
19.87
1.66
32.98
1.06
Total
90.24
1.69
152.22
4.89

P

AngloGold Ashanti Annual Review 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Inclusive Mineral Resource – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Namibia
Measured
23.30
0.86
20.09
0.65
Indicated
72.57
1.28
92.78
2.98
Inferred
23.33
1.13
26.41
0.85
Total
119.20
1.17
139.28
4.48
Tanzania
Measured
–
–                           –
–
Indicated
80.32
3.37
270.88
8.71
Inferred
21.95
3.62
79.57
2.56
Total
102.27
3.43
350.46
11.27
Australia
Measured
34.88
1.74
60.55
1.95
Indicated
35.49
2.85
101.12
3.25
Inferred
19.84
2.90
57.63
1.85
Total
90.21
2.43
219.30
7.05
Argentina
Measured
11.12
1.50
16.63
0.53
Indicated
20.86
3.82
79.69
2.56
Inferred
10.20
3.19
32.55
1.05
Total
42.18
3.06
128.87
4.14
Brazil
Measured
11.18
6.39
71.43
2.30
Indicated
15.60
6.10
95.14
3.06
Inferred
30.80
6.81
209.73
6.74
Total
57.57
6.54
376.31
12.10
Colombia
Measured
–
–                            –
–
Indicated
15.78
0.93
14.75
0.47
Inferred
414.06
0.98
406.06
13.06
Total
429.85
0.98
420.81
13.53
United States
Measured
283.04
0.78
221.76
7.13
Indicated
216.53
0.73
157.18
5.05
Inferred
79.61
0.75
59.66
1.92
Total
579.18
0.76
438.60
14.10
Total
Measured
525.84
2.32
1,217.92
39.16
Indicated
1,509.88
2.38
3,599.94
115.74
Inferred
874.07
2.32
2,025.18
65.11
Total
2,909.79
2.35
6,843.04
220.01
(1)
The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump
Mineral Resource.

P

Exclusive Mineral Resource – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa
Measured
15.29
17.73
271.14
8.72
Indicated
563.41
1.65
927.58
29.82
Inferred
19.64
18.69
367.04
11.80
Total
(1)
598.34
2.62
1,565.75
50.34
Democratic Republic of
Measured
–
–
–
–
the Congo
Indicated
26.23
2.93
76.72
2.47
Inferred
30.54
3.27
99.94
3.21
Total
56.77
3.11
176.66
5.68
Ghana
Measured
29.69
6.96
206.52
6.64
Indicated
34.46
2.45
84.26
2.71
Inferred
105.26
3.71
391.01
12.57
Total
169.41
4.02
681.79
21.92
Guinea
Measured
4.46
0.80
3.59
0.12
Indicated
34.07
0.77
26.22
0.84
Inferred
77.77
0.85
66.11
2.13
Total
116.30
0.82
95.91
3.08
Mali
Measured
4.69
0.75
3.50
0.11
Indicated
18.27
1.69
30.79
0.99
Inferred
19.09
1.70
32.37
1.04
Total
42.05
1.59
66.66
2.14
Namibia
Measured
9.03
0.58
5.24
0.17
Indicated
42.83
1.11
47.50
1.53
Inferred
23.33
1.13
26.41
0.85
Total
75.20
1.05
79.15
2.54
Tanzania
Measured
–
–                           –
–
Indicated
41.62
2.93
121.83
3.92
Inferred
21.95
3.62
79.57
2.56
Total
63.57
3.17
201.40
6.48
Australia
Measured
10.83
0.93
10.10
0.32
Indicated
12.10
2.92
35.29
1.13
Inferred
19.84
2.90
57.63
1.85
Total
42.77
2.41
103.02
3.31

P

AngloGold Ashanti Annual Review 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Exclusive Mineral Resource – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Argentina
Measured
1.36
3.61
4.91
0.16
Indicated
16.70
2.20
36.72
1.18
Inferred
9.95
2.97
29.56
0.95
Total
28.01
2.54
71.18
2.29
Brazil
Measured
6.37
6.15
39.19
1.26
Indicated
8.35
6.10
50.93
1.64
Inferred
28.08
6.78
190.31
6.12
Total
42.81
6.55
280.44
9.02
Colombia
Measured
–
–                            –
–
Indicated
15.78
0.93
14.75
0.47
Inferred
414.06
0.98
406.06
13.06
Total
429.85
0.98
420.81
13.53
United States
Measured
135.85
0.75
102.38
3.29
Indicated
137.77
0.71
98.42
3.16
Inferred
69.52
0.77
53.85
1.73
Total
343.14
0.74
254.66
8.19
Total
Measured
217.57
2.97
646.57
20.79
Indicated
951.59
1.63
1,551.01
49.87
Inferred
839.05
2.15
1,799.86
57.87
Total
2,008.21
1.99
3,997.44
128.52
(1)
The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump
Mineral Resource.
Ore Reserves by country – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa
Proved
12.03
8.24
99.07
3.19
Probable
191.99
4.41
845.74
27.19
Total
(2)
204.02
4.63
944.81
30.38
Democratic Republic of
Proved
–
–
–
–
the Congo
Probable
33.44
4.21
140.69
4.52
Total
33.44
4.21
140.69
4.52

P

Ore Reserves by country – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Ghana
Proved
44.01
3.13
137.85
4.43
Probable
49.30
4.41
217.28
6.99
Total
93.31
3.81
355.13
11.42
Guinea
Proved
39.05
0.62
24.38
0.78
Probable
67.44
0.74
49.71
1.60
Total
106.49
0.70
74.08
2.38
Mali
Proved
4.96
2.23
11.03
0.35
Probable
39.18
1.78
69.82
2.24
Total
44.14
1.83
80.86
2.60
Namibia
Proved
14.27
1.02
14.49
0.47
Probable
29.74
1.45
42.99
1.38
Total
44.01
1.31
57.48
1.85
Tanzania
Proved
–
–                           –
–
Probable
40.92
3.20
131.06
4.21
Total
40.92
3.20
131.06
4.21
Australia
Proved
24.05
2.10
50.45
1.62
Probable
23.39
2.81
65.83
2.12
Total
47.44
2.45
116.28
3.74
Argentina
Proved
9.54
1.22
11.63
0.37
Probable
8.57
5.32
45.62
1.47
Total
18.10
3.16
57.25
1.84
Brazil
Proved
6.91
5.80
40.06
1.29
Probable
7.40
5.26
38.88
1.25
Total
14.30
5.52
78.94
2.54
United States
Proved
147.19
0.81
119.37
3.84
Probable
78.76
0.75
58.76
1.89
Total
225.95
0.79
178.13
5.73
Total
Proved
302.00
1.68
508.32
16.34
Probable
570.12
2.99
1,706.39
54.86
Total
872.12
2.54
2,214.71
71.20
(2)
The reduction in grade relative to the Proved Ore Reserve is due to the inclusion of 111Mt at 0.49g/t of tailings and rock dump Ore Reserve.

P

AngloGold Ashanti Annual Review 2010
Directors’ report
Directors’ report
This section contains salient extracts from the Directors’ Report as presented in the Annual Financial Statements 2010, a printed copy of which can be requested from the contact details listed at the back of this report. The full version of the Directors’ Report is also available on the corporate report website, www.aga-reports.com, as well as on the CD distributed with this report.
Shareholders holding 10% or more of AngloGold Ashanti’s issued share capital
Paulson & Co. Inc, an investment management company from the United States, holds 41,000,000 AngloGold Ashanti ADRs or some
10.76% of the issued share capital.
Share capital
Authorised
The authorised share capital of AngloGold Ashanti as at 31 December 2010 was made up as follows:
•
600,000,000 ordinary shares of 25 South African cents each R150,000,000
•
4,280,000 E ordinary shares of 25 South African cents each R1,070,000
•
2,000,000 A redeemable preference shares of 50 South African cents each R1,000,000
•
5,000,000 B redeemable preference shares of 1 South African cent each R50,000
The following are the movements in the issued and unissued share capital from the beginning of the accounting period to
31 January 2011:
Issued
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2010 2009
At 1 January 362,240,669 90,560,167 353,483,410 88,370,853
Issued during year
– Equity offering to fund the initial effective 35% interest in the Kibali gold project – – 7,624,162 1,906,041
– Equity raising – proceeds used to part fund the hedge elimination 18,140,000 4,535,000
– Bokamoso ESOP on conversion of E ordinary shares – – 1,181 295
– Exercise of options by participants in the AngloGold Share
Incentive Scheme 823,411 205,853 1,131,916 282,979
At 31 December 381,204,080 95,301,020 362,240,669 90,560,167
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold Share
Incentive Scheme 2,812 703
At 31 January 2011 381,206,892 95,301,723

P

E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction).
All E ordinary shares have been issued.
Number
Number
of shares
Rand
of shares
Rand
2010
2009
At 1 January
3,794,998             948,749
3,966,941              991,735
Cancelled in exchange for ordinary shares in terms of the
cancellation formula
(988,872)
(247,218)
(171,943)
(42,986)
At 31 December
2,806,126
701,531
3,794,998              948,749
Cancelled subsequent to year-end
– Cancelled and exchanged for ordinary shares issued in
terms of the cancellation formula
(16,360)
(4,090)
At 31 January 2011
2,789,766
697,441
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group’s annual financial statements.
Unissued
Ordinary number
of shares
2010
2009
At 1 January
237,759,331
46,516,590
Authorised during the year
–
200,000,000
Issued during year
(18,963,411)
(8,757,259)
At 31 December
218,795,920
237,759,331
Issues subsequent to year-end
(2,812)
At 31 January 2011
218,793,108

P

AngloGold Ashanti Annual Review 2010
Directors’ report
Ordinary shares under the control of directors
Pursuant to the authority granted by shareholders at the annual general meeting held on 7 May 2010, 5% of the number of shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires, unless renewed, at the annual general meeting to be held on
11 May 2011.
At 31 December 2010, the total number of shares placed under the control of the directors was 19,060,204. In September 2010, the directors issued 18,140,000 ordinary shares in an equity offering, the proceeds from which were applied to eliminate, in part, the hedge book.
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2010, the group’s gross borrowings (including the mandatory convertible bonds) totalled $2,704m, R17,763m (2009: $1,931m, R14,355m).
Significant events during the year under review and subsequent to year-end
Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank was appointed to the board and as chairman of the company with effect from 1 June 2010. He succeeded Mr Russell Edey, who retired as chairman and from the board on 7 May 2010.
Joint venture in the Democratic Republic of the Congo: On 26 March 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l’Office des Mines d’Or de Kilo-Moto (OKIMO) relating to the development of the
Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to
AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km2 in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a Mineral Resource of approximately 3Moz has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.
Temporary suspension of operations at the Iduapriem and Obuasi mine: Following a temporary suspension of operations at the
Iduapriem mine, AngloGold Ashanti with the approval of the Ghana EPA, constructed an interim tailings storage facility (TSF) for tailings deposition for a year while the greenfields tailings storage facility is being constructed. In addition, the water treatment plant on site was upgraded. The interim TSF was commissioned in April 2010 and water treatment plant in November 2010.
AngloGold Ashanti’s Obuasi mine in Ghana suspended operation of gold processing for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge.
Investment grade ratings: On 9 April 2010 AngloGold Ashanti noted the following investment grade ratings assigned to it:
•
Moody’s Investors Service     :
Baa3, Outlook Stable
•
Standard & Poor’s
:
BBB-, Outlook Stable
$1bn revolving credit facility: On 21 April 2010 AngloGold Ashanti secured a $1bn, four-year unsecured revolving credit facility, due 2014.
Issue of $1bn unsecured notes: On 22 April 2010, AngloGold Ashanti announced the pricing of an offering of US$1bn of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.
Directors’ report

P

Cessation of services: On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the prior ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
Sale of Tau Lekoa Mine: The terms of the sale of the Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers) were announced on 17 February 2009. This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa
Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers on 20 July 2010.
Amendment to the joint venture agreement with B2Gold Corp: On 1 July 2010, AngloGold Ashanti increased its holding in the
Gramalote project from 49% to 51%. On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with
B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.
Concurrent equity and mandatory convertible bond issue: On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and mandatory convertible offering which was followed by an announcement on 16 September
2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750
Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.
Elimination of hedge book: On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.
Sale of B2Gold Corp shares: AngloGold Ashanti realised net proceeds of C$70m from the sale of its entire holding of shares in
Vancouver-based gold producer B2Gold Corp. The stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on
9 November 2010 in an orderly fashion, after the markets closed.
Development of the Tropicana Gold Project in Western Australia: On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70%
interest) and Independence Group NL (30% interest).
Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from 17 February 2011.
Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008
Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and
Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions. The company is still studying the details of the judgement and its initial impression is that should the Executor of Mr Mankayi’s estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.

P

AngloGold Ashanti Annual Review 2010
Directors’ report
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held on 7 May 2010:
2 July 2010
Approval for the company or any of its subsidiaries to
acquire ordinary shares issued by the company.
AngloGold Ashanti Limited
Passed at the general meeting held on 26 October 2010:
2 November 2010
Approval to place 18,140,000 ordinary shares of
R0.25 each in the authorised but unissued share capital
of the company under the control of the directors of the
company, as a specific authority and approval, to allot
and issue for the purpose of the conversion of the
US$789,086,750 6.00% mandatory convertible
subordinated bonds due 2013.
Directors’ interests in shares
The interests of the directors in the ordinary shares of the company at 31 December 2010, which did not individually exceed 1% of the company’s issued ordinary share capital, were:
Beneficial
Beneficial
Direct
Indirect
Direct
Indirect
31 December 2010
31 December 2009
Executive directors
M Cutifani
10,000
–
10,000
–
S Venkatakrishnan
10,351
–
10,351
–
Total
20,351
–
20,351
–
Non-executive directors
FB Arisman
–
4,984
–
4,984
RP Edey
–
–
–
3,063
LW Nkuhlu
–
800
–
800
Total
–
5,784
–
8,847
Grand total
20,351
5,784
20,351
8,847
There have been no changes in the above interests since 31 December 2010. A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.
Directors’ report

P

Remuneration report
The full version of AngloGold Ashanti’s Remuneration Report for the 2010 financial year can be found in the Annual Financial
Statements 2010 which is available either as a pdf on the CD included with this report or on the corporate report website,
www.aga-reports.com. A hard copy of the Annual Financial Statements 2010 can be requested from the contact persons listed on page 84 of this report.
Non-executive directors’ remuneration
Remuneration for non-executive directors is by flat fee, approved by shareholders. There is no long-term compensation (for example share scheme participation or performance incentives).
The following table details fees and allowances paid to non-executive directors:
Resigned/
Appointed             retired
with
with
Com-
Com-
All figures stated
effect
effect
Directors’
mittee
Directors’
mittee
to the nearest R000
(1)
from
(2)
from
(2)
fees
(3)
fees   Travel
(4)
Total
fees
(3)
fees   Travel
(4)
Total
2010
2009
RP Edey (Chairman)
7 May 10
829
218
149
1,196
1,626
318
314
2,258
TT Mboweni (Chairman)
1 June 10
887
104
–
991
–
–
–
–
Dr TJ Motlatsi (Deputy chair)
(5)
629
369
–
998
560
273
–
833
FB Arisman
370
631
230
1,231
315
303
208
826
RE Bannerman
15 May 09
–
–
–
–
121
68
88
277
R Gasant
12 Aug 10
113
116
–
229
–
–
–
–
JH Mensah
15 May 09
–
–
–
–
121
100
38
259
WA Nairn
262
426
–
688
227
288
–
515
Prof LW Nkuhlu
262
489
–
751
240
260
–
500
F Ohene-Kena
1 June 10
138
110
83
331
–
–
–
–
SM Pityana
262
534
–
796
227
393
–
620
Total – non-executive directors
3,752
2,997
462
7,211
3,437
2,003
648
6,088
Rounding may result in computational differences
(1)
Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time of payment.
(2)
Fees are disclosed only for the period from or to which, office is held.

P

AngloGold Ashanti Annual Review 2010
Remuneration report
Remuneration report
(3)
At the annual general meeting of shareholders held on 7 May 2010 shareholders approved an increase in directors fees with effect from 1 June 2010 as follows:
For six
Additional
meetings
per meeting
Travel
(4)
– Chairman
R1,520,300
R78,000
$10,000
– Deputy chairman
R650,000
R32,400
–
– South African resident directors
R270,000
R16,000
–
– Non-South African directors
– Living in Africa
$33,750
$2,000
$6,000
– Living other than Africa
$60,000
$3,000
$8,000
The fees payable in respect of committees as approved by shareholders at the annual general meeting held on 7 May 2010 are as follows:
From 1 June 2010
Audit
and Corporate
Governance
Other
Ad hoc
committee
committees
committees
(per annum)
(per annum)
(per meeting)
– Chairman – South African resident
R160,000
R130,000
–
– Chairman – Living in Africa
–
$16,250
–
– Chairman – Living other than Africa
–
$25,000
–
– South African resident members
R135,000
R110,000
R16,200
– Non-South African members
– Living in Africa
$16,875
$13,750
$2,025
– Living other than Africa
$25,315
$20,000
$3,000
(4)
A payment of a travel allowance, per board meeting, is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
(5)
Dr Motlatsi retired from the board effective 17 February 2011.
Executive directors do not receive payment of directors' fees or committee fees.
Non-executive directors are not eligible to participate in the Share Incentive Scheme.
Executive directors and executive management remuneration
Remuneration for both executive directors and executive management includes basic salary, pensions and risk benefits, other benefits, retention awards and short- and long-term incentives. The short-term incentive plan is referenced to the achievement of a set of stretched company and individual performance targets. The company targets are based on performance measures including earnings per share, gold production, cost control, safety and resource and reserve conversion.
The objective of the long-term incentive plan is to align the interests of executive management with those of the company and the shareholders over the medium to long term. The targets used for vesting are determined annually by the board’s Remuneration
Committee and link directly to the company’s strategy. Measures include earnings per share, total shareholder return against a comparator group of global peer gold mining companies, and strategic targets including safety performance and reserve and resource ounce generation.

P

Executive directors’ and executive management remuneration
Executive directors and executive management remuneration is made up as follows:
Resigned/
Perfor-
Pension
Pre-tax
Appointed         retired
mance
scheme
gains
on
with
with
related
contri-
En-
share
All figures
effect
effect
pay-
butions
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ments
(2)
benefits    benefits
(3)
leave
(4)
total
exercised
Total
2010
Executive directors’ remuneration
M Cutifani
Full year
11,447
8,543
2,089
345
–
22,424
–
22,424
S Venkatakrishnan
Full year
7,015
4,972
1,310
2,216
–
15,513
–
15,513
Total executive directors
18,462
13,515
3,399
2,561
–
37,937
–
37,937
Executive management (non-directors) – top three earners
Top earner 1
Full year
8,831
3,981
1,964
857
–
15,633
–
15,633
Top earner 2
Full year
4,571
2,472
796
1,855
–
9,694
2,987
12,681
Top earner 3
Full year
3,999
1,702
420
1,182
–
7,303
3,328
10,631
Total top three earners
17,401
8,155
3,180
3,894
–
32,630
6,315
38,945
Remainder of executive management remuneration
Representing five
executive managers
Full year
19,183
10,958
2,631
5,261
137
38,170
2,841
41,011
Total top remaining executive management
19,183
10,958
2,631
5,261
137
38,170
2,841
41,011
Summary 2010 remuneration
Executive directors
18,462
13,515
3,399
2,561
–
37,937
–
37,937
Top three earners
17,401
8,155
3,180
3,894
–
32,630
6,315
38,945
Other executive management
19,183
10,958
2,631
5,261
137
38,170
2,841
41,011
Total remuneration 2010
55,046
32,628
9,210
11,716
137     108,737
9,156    117,893
2009
Executive directors’ remuneration
M Cutifani
Full year
10,807
7,627
1,913
634
–
20,981
–
20,981
S Venkatakrishnan
Full year
6,552
4,297
1,199
1,948
–
13,996
2,621
16,617
17,359        11,924
3,112
2,582
–
34,977
2,621
37,598
Executive management remuneration
Representing 10
executive managers
Full year
37,635
17,002
4,510
10,135
394
69,676
20,370
90,046
Total executive directors,
and executive
management 2009
54,994
28,926
7,622
12,717
394     104,653
22,991    127,644
Rounding of figures may result in computational discrepancies.
(1)
Salaries are disclosed only for the period from or to which office was held.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.
(3)
Includes health care, retention payments and personal travel.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.

P

AngloGold Ashanti Annual Review 2010
Remuneration report
Share incentive schemes
Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2010 and subsequent to year-
end are set out in the table below.
Executive
Other
manage-
manage-
Total
M Cutifani
Venkat
(1)
ment
(2)
ment
(2)
scheme
(3)
Granted and outstanding at 1 January 2010
Number                                                                               100,127
82,184
394,814
2,650,559
3,227,684
Granted during the year
(4)
Number
77,694
40,617
142,873
1,181,596           1,442,780
Exercised during the year
Number                                                                                         –
–
(28,241)
(795,170)
(823,411)
Pre-tax gain at date of exercise (value) – R
–
–
9,155,351
193,379,517
202,534,868
Lapsed during the year
Number                                                                                         –
(5,781)
(17,535)
(278,981)
(302,297)
Held at 31 December 2010
Number
177,821
117,020
491,911
2,758,004
3,544,756
Subsequent to year-end – to 31 January 2011
Granted
Number                                                                                        –
–
–
–
–
Exercised
Number                                                                                         –
–
–
(2,812)
(2,812)
Pre-tax gain at date of exercise (value) – R
–
–
–
878,142
878,142
Lapsed
Number                                                                                        –
–
–
–
–
Held at 31 January 2011
Number                                                                              177,821
117,020
491,911
2,755,192
3,541,944
Latest expiry date
23 Feb 2020
23 Feb 2020
23 Feb 2020
23 Feb 2020
23 Feb 2020
(1)
Venkat refers to S Venkatakrishnan.
(2)
As a result of the change in status, the following movements to opening balances were made:
- From executive management status to other managers – 91,119 options/awards.
(3)
Of the 3,544,756 options/awards granted and outstanding at 31 December 2010, 929,029 options/ awards are fully vested.
(4)
Awards granted since 2005 have been granted at NIL cost to participants.
Awards granted in 2011 to executive directors and executive management are as follows:
BSP
LTIP
(1)
M Cutifani
25,086
44,579
S Venkatakrishnan
14,462
22,284
Top 3 earners
23,734
20,420
Other executive management
31,962
52,362
(1)
The extent to which LTIPs vest is dependent upon performance criteria being met.
Remuneration report

P

Shareholder information
Shareholders at 31 December
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of
5% of the ordinary issued share capital of the company:
Ordinary shares held
31 December 2010
31 December 2009
Number % Number %
The Bank of New York Mellon* 167,587,981 43.96 176,762,305 48.79
Paulson & Co., Inc 41,000,000 10.76 42,849,864 11.83
Allan Gray Unit Trust Management Limited 31,668,339 8.31 36,689,809 10.13
Fidelity Management & Research 28,383,749 7.45 – –
*
Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2010 were:
Ordinary shares held
Number %
1. Paulson & Co., Inc. 41,000,000 10.76
2. Allan Gray Unit Trust Management Limited 31,668,339 8.31
3 Fidelity Management & Research 28,383,749 7.45
4. Public Investment Corp. of South Africa 15,593,017 4.09
5. NWQ Investment Management Co. LLC 12,640,631 3.32
6. Tradewinds Global Investors LLC 11,705,520 3.07
7. Government of Ghana 11,257,076 2.95
8. Van Eck Global 11,182,828 2.93
9. Wellington Management Co. LLP 10,509,892 2.76
10. Blackrock Investment Management (UK) Limited 9,822,590 2.58
11. First State Investments International (UK) Limited 9,321,479 2.45
12. Vanguard Group, Inc. 8,055,711 2.11
13. Blackrock Fund Advisors 8,023,092 2.10
14. Franklin Advisers, Inc. 6,966,175 1.83
15. Investec Asset Management (Pty) Limited (South Africa) 6,793,209 1.78
16. Comgest SA 6,741,104 1.77
17. Government of Singapore Investment Corp. Pte Limited 6,061,592 1.59
18. Old Mutual Investment Group South Africa (Pty) Limited 5,489,024 1.44
19. Capital International Research & Management 4,535,237 1.19
20. Northern Cross LLC 4,458,584 1.17
The above list of shareholders may not necessarily reflect the beneficial shareholders.

P

AngloGold Ashanti Annual Review 2010
Shareholder information
Shareholder information
Analysis of ordinary shareholdings as at 31 December 2010
Number of
% of total
Number of
% of
Size of shareholding
shareholders
shareholders
shares issued         shares issued
1
–
100
2,649
29.27
143,122
0.04
101
–
500
3,841
42.45
868,124
0.23
501
–
1,000
728
8.05
545,931
0.14
1,001
–
5,000
851
9.40
1,926,182
0.51
5,001
–
10,000
192
2.12
1,387,139
0.36
10,001
–
100,000
581
6.42
20,825,694
5.46
Over
100,000
207
2.29
355,507,888
93.26
Total
9,049
100.00
381,204,080
100.00
Shareholder spread at 31 December 2010
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
% of
Number
shares
Number
% of
Class
of shares
issued
of holders
shareholders
Ordinary shares
Non-public shareholders:
– Directors
26,135
0.007
4
0.04
– Strategic holdings
11,257,076
2.95
1
0.01
Public shareholders
369,920,869
97.04
9,044
99.95
Total
381,204,080
100.00
9,049
100.00
A redeemable preference shares
B redeemable preference shares
Dividends
Last date
to trade
Date
ordinary
Payment
Payment
Dividend
shares cum
date to
date to
Dividend number
declared
dividend
shareholders
ADS holders
Interim – number 108
10 August 2010
27 August 2010
10 September 2010
20 September 2010
Final – number 109
15 February 2011
4 March 2011
18 March 2011
28 March 2011
Interim – number 110
*2 August 2011
*19 August 2011
*2 September 2011
*12 September 2011
*
Approximate dates.
All shares are held by a wholly owned subsidiary company.
}

P

Shareholders’ diary
Financial year-end
31 December 2010
Annual financial statements
posting on or about
31 March 2011
Annual general meeting
11:00 SA time
11 May 2011
Quarterly reports
Released on or about
– Quarter ended 31 March 2011
11 May 2011
– Quarter ended 30 June 2011
1 August 2011
– Quarter ended 30 September 2011
1 November 2011
– Quarter ended 31 December 2011
*16 February 2012
*
Approximate dates.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.
Withholding tax
On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10%
withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual general meeting
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of the share incentive scheme do not carry rights to vote.
Change of details
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Annual financial statements
Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company’s website.

Administrative information
P

AngloGold Ashanti Annual Review 2010
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
Euronext Paris:
VA
Euronext Brussels:
ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani** (Chief Executive Officer)
S Venkatakrishnan* (Chief Financial Officer)
Non-executive
TT Mboweni
†
(Chairman)
R Gasant
†
FB Arisman
#
WA Nairn
†
Prof LW Nkuhlu
†
F Ohene-Kena
+
SM Pityana
†
†
South African
* British
# American
** Australian + Ghanaian
Officers
Company Secretary: Ms L Eatwell
Investor Relations
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
Fax: +27 11 637 6400
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.AngloGoldAshanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:     Company Secretary